NOTICE OF ANNUAL MEETING OF STOCKHOLDERS AND PROXY STATEMENT

2017





OIL STATES INTERNATIONAL, INC.

THREE ALLEN CENTER
333 CLAY STREET, SUITE 4620
HOUSTON, TEXAS 77002

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To Be Held on May 9, 2017

To the Stockholders of Oil States International, Inc.:

NOTICE IS HEREBY GIVEN THAT the 2017 Annual Meeting of Stockholders of Oil States International, Inc., a Delaware corporation (the "Company"), will be held at the Two Allen Center, 1200 Smith Street, 12th Floor, Forum Room, Houston, Texas, 77002 on the 9th day of May, 2017 at 9:00 a.m. central time (the "Annual Meeting"), for the following purposes:

(1) To elect three (3) Class I members of the Board of Directors named in the attached Proxy Statement to serve until the 2020 Annual Meeting of Stockholders (see page 10);

(2) To conduct an advisory vote to approve executive compensation (see page 25);

(3) To conduct an advisory vote regarding frequency of future advisory votes on executive compensation (see page 26);

(4) To ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the year ending December 31, 2017 (see page 48);

(5) To transact such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof.

The Company has fixed the close of business on March 15, 2017 as the record date for determining stockholders entitled to notice of, and to vote at, the Annual Meeting and any adjournments or postponements thereof. Stockholders who execute proxies solicited by the Board of Directors of the Company retain the right to revoke them at any time; unless so revoked, the shares of common stock represented by such proxies will be voted at the Annual Meeting in accordance with the directions given therein. If a stockholder does not specify a choice on such stockholder's proxy, the proxy will be voted "FOR" the nominees for director named in the attached Proxy Statement, "FOR" the approval of executive compensation, "FOR" a one year frequency with respect to the frequency of future advisory votes on executive compensation and "FOR" the ratification of the appointment of the independent registered public accounting firm for the Company named in such Proxy Statement. A copy of the list of stockholders entitled to vote at the Annual Meeting will be available for inspection by qualified stockholders for proper purposes at the offices of the Company during normal business hours during the ten days immediately prior to the Annual Meeting and will be available through the conclusion of the Annual Meeting.

Further information regarding the Annual Meeting is set forth in the attached Proxy Statement.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 9, 2017: A COPY OF THIS PROXY STATEMENT, PROXY VOTING CARD, THE COMPANY'S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2016, AND THE COMPANY'S 2016 ANNUAL REVIEW ARE AVAILABLE AT HTTP://WWW.IR.OILSTATESINTL.COM/PROXY.CFM

By Order of the Board of Directors

Sincerely,

William E. Maxwell

William E. Maxwell
Corporate Secretary
Houston, Texas
March 24, 2017

YOU ARE CORDIALLY INVITED TO ATTEND THE ANNUAL MEETING. HOWEVER, WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING IN PERSON, WE URGE YOU TO VOTE YOUR SHARES BY INTERNET, TELEPHONE, OR BY SIGNING, DATING AND RETURNING THE PROXY CARD YOU WILL RECEIVE IF YOU REQUEST PRINTED MATERIALS, ALL AS DESCRIBED IN THE ATTACHED PROXY STATEMENT. THE PROXY IS REVOCABLE AND WILL NOT BE USED IF YOU ARE PRESENT AT THE ANNUAL MEETING AND VOTE YOUR SHARES IN PERSON.

TABLE OF CONTENTS

PROXY SUMMARY

This summary highlights selected information contained elsewhere in this proxy statement. This summary provides only a brief outline of the contents of this proxy statement and does not provide a full and complete discussion of the information you should consider. Before voting on the items to be presented at the 2017 Annual Meeting of Stockholders (the "Annual Meeting"), you should review the entire Proxy Statement carefully. References to "Oil States," "we," "us," "our" and the "Company" mean Oil States International, Inc. and its consolidated subsidiaries, unless the context otherwise indicates or requires. For more complete information regarding our 2016 performance, please review the Company's 2016 Annual Report on Form 10-K (the "Form 10-K").

The 2016 Annual Review, including the Company's 2016 Annual Report on Form 10-K, is being provided to stockholders together with this proxy statement and form of proxy beginning on March 24, 2017.

2017 ANNUAL MEETING OF STOCKHOLDERS

Time and Date:	Tuesday, May 9, 2017, 9:00 a.m. (Central Time)
Location:	Two Allen Center, 1200 Smith Street, 12th Floor (Forum Room), Houston, Texas 77002
Record Date:	March 15, 2017

Voting Methods:

If you are a stockholder of record, you may vote using one of the following options. In all cases, please have your proxy card or voting instruction form in hand and follow the instructions.



BY MAIL

Follow the instructions to mark, sign and date your proxy card



BY PHONE

Use any touch-tone telephone to transmit your voting instructions

1-800-652-VOTE(8683)



BY INTERNET

Use the internet to transmit your voting instructions

www.investorvote.com/OIS

The telephone and internet voting deadline for the Annual Meeting is 10:59 p.m. Central Daylight Time on May 8, 2017. If you are a beneficial holder (e.g., you hold your shares in street name), you should follow the instructions provided by your broker or bank in order to vote.

ITEM 1

To elect three (3) Class I members of the Board of Directors named in this proxy statement to serve until the 2020 Annual Meeting of Stockholders.

The term of the three current Class I directors will expire at the Annual Meeting. As further described beginning on page 10 of this proxy statement, the Board of Directors is currently comprised of eight members. The eight members are divided into three classes having three members in each of Class I and Class II, and two members in Class III. Each class is elected for a term of three years, so that the term of one class of directors expires at each Annual Meeting of Stockholders.

The Board of Directors recommends that stockholders vote "FOR" the election of each of the Class I director nominees named below.

The Oil States Board of Directors

Set forth below are the names of, and certain information with respect to, the Company's directors, including the three nominees for election to the Class I positions on the Board of Directors.

Name and Principal Occupation	Age	Director Since	Independent	Other Current Public Company Boards	Committees		
					Audit	Compensation	Nominating & Corporate Governance
Class I Directors **(Nominees to serve until 2020)**							
Lawrence R. Dickerson Former Director, President and Chief Executive Officer, Diamond Offshore Drilling, Inc.	64	2014	Yes	• Murphy Oil Corporation • Great Lakes Dredge & Dock Company	Member		
Christopher T. Seaver Former Chairman and Chief Executive Officer, Hydril Company	68	2008	Yes	• Exterran Corporation • McCoy Global Inc.	Member		
Cindy B. Taylor President and Chief Executive Officer, Oil States International, Inc.	55	2007	No	• AT&T Inc. • Tidewater Inc.			
Class II Directors **(Term Expiring in 2018)**							
S. James Nelson, Jr. Former Vice Chairman, Cal Dive International, Inc. (now Helix Energy Solutions Group, Inc.)	74	2004	Yes	• ION Geophysical Corp. • W&T Offshore, Inc.	Member		
Gary L. Rosenthal Partner, The Sterling Group, L.P.	67	2001	Yes	• None		Chair	
William T. Van Kleef Former Executive Vice President and Chief Operating Officer, Tesoro Corporation	65	2006	Yes	• Noble Energy, Inc.	Chair		
Class III Directors **(Term Expiring in 2019)**							
Mark G. Papa Chairman, Oil States International, Inc. Chairman and Chief Executive Officer, Centennial Resource Development, Inc. Partner, Riverstone Holdings LLC Former Director, Chairman and Chief Executive Officer, EOG Resources, Inc.	70	2001	Yes	• Chairman, Centennial Resource Development, Inc.		Member	Member
Stephen A. Wells Former Chairman, Oil States International, Inc. President, Wells Resources, Inc.	73	1996	Yes	• None		Member	Chair

INDEPENDENCE



7 of our 8 Directors are independent, including our Chairman

SKILLS AND EXPERIENCE



Director Role: 8

Executive Leadership: 8

Past or Present CFO: 4

Financial: 8

Past or Present CEO: 6

Energy/Oil Field Services: 8

International Operations: 8

Our Directors bring leadership skills and experience in areas relevant to Oil States

Corporate Governance

Oil States has implemented corporate governance policies and guidelines that the Board believes are consistent with Oil States' values, and that promote the effective functioning of the Board, its committees and the Company. The Corporate Governance section of this proxy statement beginning on page 17 describes our governance framework, which includes the following:

Board and Governance Information

Size of Board	8	Board Risk Assessment Oversight	Yes
Number of Independent Directors	7	Code of Conduct for Directors, Officers and Employees	Yes
Separate Chair and CEO	Yes	Incentive Compensation Clawback Policy	Yes
Board Meetings Held in 2016	5	Stock Ownership Guidelines for Directors and Executive Officers	Yes
Independent Directors Meet in Executive Session	Yes	Anti-Hedging and Pledging Policies	Yes
Annual Board and Committee Evaluations	Yes	Financial Code of Ethics for Senior Officers	Yes

ITEM 2

To conduct an advisory vote to approve executive compensation.

The Board of Directors believes Oil States' executive compensation program closely links executive compensation to the execution of our strategy and accomplishment of our goals that coincide with stockholder objectives. We recommend that you review our Compensation Discussion and Analysis beginning on page 27, which explains in greater detail our executive compensation programs. While the outcome of this proposal is non-binding, the Board of Directors and Compensation Committee will consider the outcome of the vote when making future compensation decisions.

The Board of Directors recommends a vote "FOR" the adoption, on an advisory basis, of the resolution approving the compensation of our Named Executive Officers.

Our Compensation Philosophy

The Company's philosophy regarding the executive compensation program for our Named Executive Officers (together referred to as the "NEOs") and other senior managers has been to design a compensation package that provides competitive base salary levels and compensation incentives that (i) attract and retain individuals of outstanding ability in these key positions, (ii) recognize corporate performance relative to established goals and the performance of the Company relative to the performance of other companies of comparable size, complexity and quality and against budget goals, and (iii) support both the short-term and long-term strategic goals of the Company. Oil States' compensation programs are designed to provide compensation that:



| Attracts, motivates, rewards and retains high-performing executives | Reinforces the relationship between strong individual performance of executives and business results | Aligns the interests of our executives with the long-term interests of our stockholders | Neither promotes overly conservative actions or excessive risk taking |

In order to further its pay-for-performance goal, the Compensation Committee has determined it appropriate to deliver a significant portion of executive compensation as performance-based compensation, including both short- and long-term incentives. The following charts depict elements of the target compensation for the CEO and collectively for the other Named Executive Officers of the Company during 2016.



2016 TARGET COMPENSATION MIX

CEO
- Long-term Incentives 60%
- Base Salary 20%
- Short-term Incentives 20%

OTHER NAMED EXECUTIVE OFFICERS
- Long-term Incentives 56%
- Base Salary 25%
- Short-term Incentives 19%

Reported versus Realized Values of Executive Compensation

The Compensation Committee is committed to targeting reasonable and competitive direct compensation for the NEOs. Because a significant portion of the NEOs' compensation is performance-based, the target values established may vary substantially from the actual pay that may be realized.

"Reported compensation" is the total compensation as reported in our proxy statements. "Realized compensation" for any given year is calculated by adding together: actual base salary paid, total annual non-equity incentive plan compensation, the value of service-based and performance-based restricted stock awards that vested during the year based on the closing price of the Company's common stock on the day of vesting, the intrinsic value of any stock options that were exercised in that year based on the actual price of the Company's common stock at the time of exercise as compared to the grant date exercise price of the option, and the actual value of all other compensation.

The following table summarizes reported values for our CEO and collectively for the other NEOs compensation, as compared to realized values as of December 31, 2014, 2015 and 2016 (in thousands):



REPORTED VERSUS REALIZED COMPENSATION VALUES

CEO COMPENSATION[1]

OTHER NAMED EXECUTIVE OFFICERS COMPENSATION[2]

(1)   The Company's CEO's realized compensation included the vested value of certain performance-based equity awards granted in 2012 and 2013 that were converted into time-based restricted stock awards (see page 33) in connection with the spinoff of our accommodations business ($4.2 million in 2015 and $1.1 million in 2016) and her exercise of certain stock options in 2015 ($3.0 million) granted on February 19, 2010, which were scheduled to expire on February 19, 2016 (six-year life). Reported and realized non-equity incentive plan compensation for the Company's CEO was $1.3 million in 2014, nil in 2015 and $0.4 million in 2016.

(2)   The Company's other NEOs' realized compensation included the vested value of certain performance-based equity awards granted in 2012 and 2013 that were converted into time-based restricted stock awards in connection with the spinoff of our accommodations business ($0.9 million in both 2015 and 2016) and their exercise of certain stock options in 2015 ($2.3 million) granted on February 19, 2010, which were scheduled to expire on February 19, 2016. Reported and realized non-equity incentive plan compensation for the Company's other NEOs was $1.3 million in 2014, $0.2 million in 2015 and $0.8 million in 2016. Mr. Philip S. Moses became a Named Executive Officer in 2015, and as a result, his reported and realized compensation is excluded from the amounts presented in 2014.

ITEM 3

To conduct an advisory vote regarding frequency of future advisory votes on executive compensation.

As further discussed on page 26, this proposal gives stockholders the opportunity to indicate how frequently we should seek an advisory vote on our executive compensation, such as Item 2 above. By voting on this Item 3, stockholders can indicate whether they would prefer an advisory vote on executive compensation every one, two, or three years, or can abstain.

The Board of Directors recommends a vote for the option of every **ONE YEAR** as the frequency with which stockholders are provided an advisory vote on the compensation of our named executive officers.

ITEM 4

To ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the year ending December 31, 2017

As further detailed beginning on page 48, our Board of Directors has ratified our Audit Committee's appointment of Ernst & Young LLP as Oil States' independent registered public accounting firm for the year ending December 31, 2017, and, as a matter of good governance, we are seeking stockholder ratification of that appointment.

The Board of Directors recommends a vote **"FOR"** this item.

ITEM 1: ELECTION OF DIRECTORS

The Board of Directors is currently comprised of eight members. The eight members are divided into three classes having three members in each of Class I and Class II, and two members in Class III. Each class is elected for a term of three years, so that the term of one class of directors expires at each Annual Meeting of Stockholders.

The term of the three current Class I directors will expire at the Annual Meeting. The term of the Class II directors will expire at the 2018 Annual Meeting of Stockholders, and the term of the Class III directors will expire at the 2019 Annual Meeting of Stockholders.

NOMINEES

Three directors are to be elected to serve as Class I directors at the Annual Meeting. Based on the recommendation of our Nominating & Corporate Governance Committee, the Board of Directors has nominated Lawrence R. Dickerson, Christopher T. Seaver and Cindy B. Taylor to fill the three expiring Class I positions on the Board of Directors, to hold office for three-year terms expiring at the Annual Meeting of Stockholders in 2020, and until their respective successors have been duly elected and qualified, or until their earlier death, resignation or removal. Each of the director nominees, Mrs. Taylor and Messrs. Dickerson and Seaver, presently serve as Class I directors. Stockholder nominations will not be accepted for filling Board of

Directors seats at the Annual Meeting because our bylaws require advance notice for such a nomination, the time for which has passed. Our Board of Directors has determined that Messrs. Dickerson and Seaver are "independent" as that term is defined by the applicable New York Stock Exchange, (the "NYSE") listing standards. See "— Director Independence" below for a discussion of director independence determinations. The proxy (unless otherwise directed, revoked or suspended) will be voted FOR the election of the three nominees for director.

There are no family relationships among executive officers and/or the directors of the Company.

VOTE REQUIRED

A plurality of votes cast is required for the election of directors. Both abstentions and broker non-votes will not have any effect on the outcome of voting on director elections. If any nominee should be unable to serve as a director, the shares represented by proxies will be voted for the election of a substitute nominated by the Board of Directors to replace such nominee.

DIRECTOR RESIGNATION POLICY

Our Corporate Governance Guidelines provide that in an uncontested election, any nominee for director who receives a greater number of votes "withheld" from his or her election than votes "for" such election (a "Majority Withheld Vote") shall promptly tender his or her resignation for consideration by the Nominating & Corporate Governance Committee following certification of the stockholder vote.

The Nominating & Corporate Governance Committee shall promptly consider the resignation offer and make a recommendation to the Board as to whether the resignation should be accepted. In making this recommendation, the Nominating & Corporate Governance Committee will consider all factors deemed relevant by its members including, without limitation, (1) the underlying reasons why stockholders may have "withheld" votes for election from such director, if known; (2) the length of service and qualifications of the director whose resignation has been tendered; (3) the director's past and potential future contributions to the Company; (4) the current

mix of skills and attributes of directors on the Board; (5) whether, by accepting the resignation, the Company will no longer be in compliance with any applicable law, rule, regulation, or governing instrument; and (6) whether accepting the resignation would be in the best interests of the Company and its stockholders.

Any director who changes his or her employer or otherwise has a significant change in job responsibilities shall give written notice to the Nominating & Corporate Governance Committee, specifying the details, as soon as feasible. Any director who changes his or her employer or otherwise has a significant change in job responsibilities shall also proffer his or her resignation to the Board. The Board, through the Nominating & Corporate Governance Committee, shall review the matter in order to evaluate the continued appropriateness of such director's membership on the Board and each applicable Board committee under these circumstances, taking into account all relevant factors and may accept or reject a proffered resignation.

> **The Board of Directors recommends that stockholders vote "FOR" the election of each of the director nominees.**

NOMINEES AND DIRECTORS CONTINUING IN OFFICE

Set forth below are the names of, and certain information with respect to, the Company's directors, including the three nominees for election to the Class I positions on the Board of Directors.

Nominees for Re-Election for a Term Expiring in 2020 (Class I Directors)

LAWRENCE R. DICKERSON

Age: 64
Director since: 2014

Independent Director Nominee

Lawrence R. Dickerson is the retired President and Chief Executive Officer of Diamond Offshore Drilling, Inc. (NYSE:DO). During his 34-year career at Diamond, Mr. Dickerson held a number of senior positions, including Chief Operating Officer and Chief Financial Officer. Previously, he was a director of Global Industries, Ltd. where he served as chairman of the audit and compensation committees and was the Chairman of Hercules Offshore, Inc., a now liquidated offshore drilling contractor. Mr. Dickerson is currently a director of Murphy Oil Corporation (NYSE:MUR), an independent oil and gas company and Great Lakes Dredge & Dock Company (NASDAQ: GLDO), a marine dredge engineering company. He holds a BBA from the University of Texas and he is a Certified Public Accountant.

Committees: Audit

CHRISTOPHER T. SEAVER

Age: 68
Director since: 2008

Independent Director Nominee

Christopher T. Seaver served as the President and Chief Executive Officer and a director of Hydril Company ("Hydril") from February 1997 until Hydril was acquired in May 2007, at which point he retired. Mr. Seaver served as Chairman of Hydril from November 2006 to May 2007. From 1993 until 1997, Mr. Seaver served as President of Hydril. Mr. Seaver joined Hydril in 1985 and served as Executive Vice President in charge of Hydril's premium connection and pressure control businesses prior to February 1993. Prior to joining Hydril, Mr. Seaver was a corporate and securities attorney for Paul, Hastings, Janofsky & Walker, and was a Foreign Service Officer in the U.S. Department of State with postings in Kinshasa, Republic of Congo and Bogota, Colombia. Mr. Seaver was a director and member of the audit and nominating & corporate governance committees of Exterran Holdings, Inc., a company that sells, operates and maintains compression equipment used in the oil and gas industry worldwide, from October 2008 until November 2015, when Exterran Holdings, Inc. spun out Exterran Corporation (NYSE: EXTN). Mr. Seaver became a director of Exterran Corporation in October 2015 and currently serves on the audit, compensation and nominating & corporate governance committees. Since December 2010, Mr. Seaver has served on the board of directors of McCoy Global Inc. (TSX: MCB) and served on the audit committee until becoming Chairman in May 2014. McCoy Global Inc. manufactures pipe handling equipment, principally tongs, for the oil and gas sector in Canada and internationally. He holds a B.A. in economics from Yale University and M.B.A. and J.D. degrees from Stanford University.

Committees: Audit

CINDY B. TAYLOR

Age: 55
Director since: 2007

Executive Director Nominee

Cindy B. Taylor is the Chief Executive Officer and President of Oil States and is a member of the Company's Board of Directors. She has held these positions for 10 years since assuming the role in May 2007. From May 2006 until May 2007, Mrs. Taylor served as President and Chief Operating Officer of Oil States. From May 2000 until May 2006, Mrs. Taylor was the Senior Vice President—Chief Financial Officer and Treasurer. From August 1999 to May 2000, Mrs. Taylor was the Chief Financial Officer of L.E. Simmons & Associates, Incorporated. Mrs. Taylor served as the Vice President—Controller of Cliffs Drilling Company from July 1992 to August 1999 and held various management positions with Ernst & Young LLP, a public accounting firm, from January 1984 to July 1992. She received a B.B.A. degree from Texas A&M University and is a Certified Public Accountant. Mrs. Taylor is currently a director of Tidewater Inc. (NYSE: TDW), a global provider of vessels serving the offshore energy industry and is Chairman of the Tidewater finance committee and a member of its audit committee. She also serves on the board of AT&T Inc. (NYSE: T), a global telecommunications and entertainment company, and is a member of its public policy and corporate reputation committee in addition to its audit committee.

Committees: None

Directors Continuing in Office

Class II Directors (Term Expiring in 2018)

S. JAMES NELSON, JR.

Age: 74
Director since: 2004

Independent Director

In 2004, *S. James Nelson, Jr.* retired, after 15 years of service, from Cal Dive International, Inc. (now known as Helix Energy Solutions Group, Inc. (NYSE:HLX) ("Helix"), a marine contractor and operator of offshore production facilities, where he was a founding shareholder and director from 1990 to 2004, Chief Financial Officer from 1990 to 2000, and Vice Chairman from 2000 to 2004. From 1985 to 1988, Mr. Nelson was a Senior Vice President and Chief Financial Officer of Diversified Energies, Inc. From 1980 to 1985, Mr. Nelson served as Chief Financial Officer of Apache Corporation (NYSE: APA), an oil and gas exploration and production company. From 1966 to 1980, Mr. Nelson was employed with Arthur Andersen L.L.P., where, from 1976 to 1980, he was a partner serving on the firm's worldwide oil and gas industry team. Mr. Nelson is a director and a member of the audit committee of ION Geophysical Corp. (NYSE: IO), a seismic services provider; and W&T Offshore, Inc. (NYSE: WTI), an oil and gas exploration and production company where he is also a member of the audit and governance committees. From 2010 to 2012 he was a member of the board of directors and audit and compensation committees of Genesis Energy LP (NYSE: GEL), a U.S-based-mid-stream pipeline transportation, refinery services, industrial gases and supply and logistics master limited partnership. From 2005 to 2008, he was a member of the board of directors and audit and compensation committees of Quintana Maritime Ltd., an international provider of dry bulk cargo marine transportation services. He received a B.S. in Accounting from Holy Cross College and a M.B.A. degree from Harvard University. Mr. Nelson is also a Certified Public Accountant.

Committees: Audit

GARY L. ROSENTHAL

Age: 67
Director since: 2001

Independent Director

Gary L. Rosenthal has been a partner in The Sterling Group, L.P., a private equity firm since January 2005. Mr. Rosenthal served as Chairman of the Board of Hydrochem Holdings, Inc. from May 2003 until December 2004. From August 1998 to April 2001, he served as Chief Executive Officer of AXIA Incorporated, a diversified manufacturing company. Mr. Rosenthal from 1991 to 1994 served as Executive Chairman and then after its initial public offering, as Chairman and Chief Executive Officer of Wheatley–TXT Corp., a manufacturer of pumps and valves for the oil field. Since April 2016, Mr. Rosenthal serves as a director of Highline Aftermarket LLC. He holds J.D. and A.B. degrees from Harvard University.

Committees: Compensation (Chair)

WILLIAM T. VAN KLEEF

Age: 65
Director since: 2006

Independent Director

William T. Van Kleef has served in executive management positions at Tesoro Corporation ("Tesoro") (NYSE: TSO) from 1993 until he retired in March 2005, most recently serving as Tesoro's Executive Vice President and Chief Operating Officer. During his tenure at Tesoro, Mr. Van Kleef held various positions, including President, Tesoro Refining and Marketing, and Executive Vice President and Chief Financial Officer. Before joining Tesoro, Mr. Van Kleef, a Certified Public Accountant, served in various financial and accounting positions with Damson Oil from 1982 to 1991, most recently as Senior Vice President and Chief Financial Officer. Mr. Van Kleef serves on the board of directors, and is Chairman of the audit committee as well as a member of the corporate governance and nominating committee of Noble Energy, Inc. (NYSE: NBL), an independent oil and gas company.

Committees: Audit (Chair)

Class III Directors (Term Expiring in 2019)

MARK G. PAPA

Age: 70
Director since: 2001 (Independent Chairman since February 2016)

Independent Chairman of the Board

Mark G. Papa served as Chairman of the Board and Chief Executive Officer of EOG Resources, Inc. (NYSE: EOG), an oil and gas exploration and production company, from August 1999 until December 2013. He served as a member of EOG's Board of Directors until December 2014. From February 1994 to August 1999, he held a number of management positions with EOG Resources, Inc. Mr. Papa is currently a Partner with Riverstone Holdings LLC as well as Chief Executive Officer and Chairman of the Board of Centennial Resource Development, Inc. (NASDAQ: CDEV), an independent oil producer. He has a petroleum engineering degree from the University of Pittsburgh and a M.B.A. degree from the University of Houston.

Committees: Compensation, Nominating & Corporate Governance

STEPHEN A. WELLS

Age: 73
Director since: 1996 (served as Independent Chairman from May 2006 to February 2016)

Independent Director

Stephen A. Wells is the President of Wells Resources, Inc., a privately-owned oil, natural gas and ranching company, and has served in that position since 1983. From October 1993 to February 1996, he was a director and Chief Executive Officer of Coastwide Energy Services, Inc., a Gulf Coast marine terminal operator. From March 1992 to September 1994, he was a director and Chief Executive Officer of Grasso Corporation, an oil and gas production management services company. Mr. Wells served as a director and a member of the audit and executive committees of Pogo Producing Company, an oil and gas exploration and production company until it was acquired in November 2007.

Committees: Compensation, Nominating & Corporate Governance (Chair)

Executive Officers

The following profiles provide the relevant experience, age and tenure with the Company as of March 15, 2017 of our Chief Financial Officer and other executive officers currently employed by the Company. Information with respect to our Chief Executive Officer is included on page 12.

LLOYD A. HAJDIK

Age: 51

Executive Vice President, Chief Financial Officer & Treasurer

Lloyd A. Hajdik joined the Company in December 2013. He has served as our Executive Vice President, Chief Financial Officer and Treasurer since May 2016 and as our Senior Vice President, Chief Financial Officer and Treasurer from December 2013 to May 2016. Prior to joining the Company, he served as the Chief Financial Officer of GR Energy Services, LLC, a privately-held oilfield services entity, from September to November 2013, and Senior Vice President – Finance and Chief Accounting Officer of Helix Energy Solutions Group, Inc. ("Helix") from November 2008 to April 2013. Mr. Hajdik joined Helix in December 2003 as Vice President and Corporate Controller and was named Chief Accounting Officer in February 2004 and continued in that role until April 2013. Prior to joining Helix, Mr. Hajdik served in a variety of accounting and finance related roles of increasing responsibility with Houston-based companies, including NL Industries, Inc., Compaq Computer Corporation (now Hewlett Packard), Halliburton's Baroid Drilling Fluids and Zonal Isolation product service lines, Cliffs Drilling Company and Shell Oil Company. Mr. Hajdik was with Ernst & Young LLP in the audit practice from 1989 to 1995. Mr. Hajdik graduated Cum Laude from Texas State University receiving a Bachelor of Business Administration degree. Mr. Hajdik is a Certified Public Accountant and a member of the Texas Society of CPAs, the American Institute of Certified Public Accountants and Financial Executives International.

CHRISTOPHER E. CRAGG

Age: 55

Executive Vice President, Operations

Christopher E. Cragg joined the Company in February 2001. He has served as Executive Vice President, Operations of the Company since May 2016 and as Senior Vice President of Operations from May 2006 to May 2016. Mr. Cragg was Executive Vice President—Chief Financial Officer of Sooner Inc., a predecessor of our Company ("Sooner"), from December 1999 to February 2001. Mr. Cragg also served as President of Sooner from October 2003 until May 2006. From April 1994 to June 1999, he was Vice President and Controller of Ocean Energy, Inc., an independent oil and gas exploration and production company, and its predecessor companies. Mr. Cragg served as Manager—Internal Audit with Cooper Industries, a manufacturer of diversified products, from April 1993 to April 1994 and as a senior manager with Price Waterhouse, a public accounting firm, from August 1983 to April 1993. Mr. Cragg is a director and serves on the audit and compensation committees and, beginning in February 2011, as Chairman of the compensation committee of Powell Industries, Inc. (NASDAQ: POWL), a company that manufactures and services electrical energy systems. Mr. Cragg was elected to the Board of Trustees of Southwestern University in June 2015. Mr. Cragg is past Chairman of the Petroleum Equipment and Services Association and currently serves as a director. He graduated Cum Laude with a B.B.A. degree from Southwestern University and is a Certified Public Accountant.

LIAS J. "JEFF" STEEN

Age: 58

Executive Vice President, Human Resources and Legal

Lias J. "Jeff" Steen joined the Company in June 2008. He has served as Executive Vice President, Human Resources and Legal since May 2016 and as Senior Vice President, Human Resources and Legal from February 2011 to May 2016. From June 2008 to February 2011, Mr. Steen served as Vice President, Human Resources and Legal. A native of Cuero, Texas, Mr. Steen has been involved in the energy service business in various capacities since 1978, starting his career as a petroleum landman. Mr. Steen spent 10 years with Camco International, Inc. as Assistant General Counsel and General Counsel. Following his tenure at Camco, Mr. Steen served for five years as the General Counsel for North America for Schlumberger Limited, then, from December 2002 to April 2008, he served as Vice President of Legal and Human Resources at Grant Prideco. Mr. Steen is a graduate of Texas A&M University with a B.S. in Agricultural Economics and received his Juris Doctor from South Texas College of Law Houston.

PHILIP S. "SCOTT" MOSES

Age: 49

Executive Vice President, Offshore Products

Philip S. "Scott" Moses joined the Company in 1996. He has served as Executive Vice President of the Company and President, Offshore Products segment since May 2016 and as Senior Vice President of the Company and President, Offshore Products from July 2015 to May 2016. From February 2013 to July 2015, Mr. Moses served as Senior Vice President, Offshore Products having responsibility over all U.S. and international locations within that business segment. From February 2011 to February 2013, he served as Senior Vice President, Engineering and Industrial Products, Offshore Products. Since joining the company immediately after attending college, Mr. Moses has held various engineering, project management and senior leadership roles engaged in product design, improving operational efficiencies, directing worldwide facility expansion efforts, and growing the company through R&D initiatives as well as integrating several key acquisitions. Mr. Moses holds a B.S. in Mechanical Engineering from Texas A&M University.

BRIAN E. TAYLOR

Age: 54

Vice President, Controller and Chief Accounting Officer

Brian E. Taylor joined the Company as Vice President, Controller and Chief Accounting Officer in September 2016. Prior to joining the Company, Mr. Taylor managed personal family investments from January 2015 to September 2016. From April 2012 to December 2014, Mr. Taylor served as Vice President and Chief Financial Officer of Conn's, Inc., a specialty retailer. Mr. Taylor served as Finance Integration Manager for Schlumberger Limited from September 2010 to April 2012, following its acquisition of Smith International, Inc. From September 1999 through August 2010, he served in various financial management roles with Smith International, Inc., including Corporate Vice President and Controller. Mr. Taylor also served two years at Camco International, Inc. (also acquired by Schlumberger Limited) as its Director of Corporate Accounting and Worldwide Controller. He began his career at Arthur Andersen L.L.P., spending 10 years in its assurance practice. Mr. Taylor is a Certified Public Accountant and obtained a B.S. in Accounting from Louisiana State University.

CORPORATE GOVERNANCE

CORPORATE GOVERNANCE GUIDELINES

The Company has adopted corporate governance guidelines entitled "Corporate Governance Guidelines," which are available at www.oilstatesintl.com by first clicking "Corporate Governance" and then "Corporate Governance Guidelines." These guidelines were adopted by the Board of Directors to best ensure that the Board of Directors has the necessary authority and practices in place to make decisions that are independent from management, that the Board of Directors adequately performs its function as the overseer of management and to help ensure that the interests of the Board of Directors and management are aligned with the interests of the Company's stockholders.

SELECTING OUR DIRECTORS

Our director nomination process for new Board of Directors members is as follows:

- The Nominating & Corporate Governance Committee, the Chairman of the Board, or another member of the Board identifies a need to add a new Board member who meets specific criteria or to fill a vacancy on the Board of Directors.
- The Nominating & Corporate Governance Committee initiates a search by working with staff support, seeking input from members of the Board and senior management and hiring a search firm, if deemed necessary.
- The Nominating & Corporate Governance Committee considers recommendations for nominees for directorships submitted by stockholders.
- The initial slate of candidates that will satisfy specific criteria and otherwise qualify for membership on the Board of Directors is identified and presented to the Nominating & Corporate Governance Committee.

- The Chairman of the Board and at least one member of the Nominating & Corporate Governance Committee interview prospective candidate(s).
- The full Board of Directors is kept informed of progress.
- The Nominating & Corporate Governance Committee offers other directors the opportunity to interview the candidate(s) and then meets to consider and approve the final candidate(s).
- The Nominating & Corporate Governance Committee seeks the endorsement of the Board of Directors of the final candidate(s).

The final candidate(s) are nominated by the Board of Directors or appointed to fill a vacancy.

A stockholder may make a nomination for election to our Board for the 2018 Annual Meeting of Stockholders by delivering proper notice to our Secretary at least 120 days prior to the first anniversary date of the 2017 Annual Meeting as more fully described below under Nominating & Corporate Governance Committee.

QUALIFICATIONS OF DIRECTORS

When identifying director nominees, the Nominating & Corporate Governance Committee will consider the following:

- the person's reputation and integrity;
- the person's qualifications as an independent, disinterested, and non-employee or outside director;
- the person's skills and business, government or other professional experience and acumen, bearing in mind the composition of the Board of Directors and the current state of the Company and the oilfield services industry generally at the time of determination;

- the number of other public companies for which the person serves as a director and the availability of the person's time and commitment to the Company; and
- the person's knowledge of areas and businesses in which the Company operates.

The Nominating & Corporate Governance Committee and the Board of Directors believe the above mentioned attributes, along with the leadership skills and other experience of its Board of Directors described below, provide the Company with the perspectives and judgment necessary to guide the Company's strategies and monitor their execution.

The following table notes the breadth and variety of business experience that each of our directors bring to the Company.

	Executive Leadership	Financial	Energy/Oil Field Services	International Operations	Past or Present CEO	Past or Present CFO	Director Role
Mark G. Papa	✔	✔	✔	✔	✔		✔
Cindy B. Taylor	✔	✔	✔	✔	✔	✔	✔
Lawrence R. Dickerson	✔	✔	✔	✔	✔	✔	✔
S. James Nelson, Jr.	✔	✔	✔	✔		✔	✔
Gary L. Rosenthal	✔	✔	✔	✔	✔		✔
Christopher T. Seaver	✔	✔	✔	✔	✔		✔
William T. Van Kleef	✔	✔	✔	✔		✔	✔
Stephen A. Wells	✔	✔	✔	✔	✔		✔

In selecting nominees for the Board of Directors, the Nominating & Corporate Governance Committee considers, among other things, the diversity of the Board of Directors in terms of educational background, business and industry experience, and knowledge of different geographic markets and oilfield services and products. In the case of current directors being considered for renomination, the

Nominating & Corporate Governance Committee took into account the director's history of attendance at Board of Directors and committee meetings, the director's tenure as a member of the Board of Directors and the director's preparation for and participation in such meetings.

DIRECTOR INDEPENDENCE

To qualify as "independent" under the NYSE listing standards, a director must meet objective criteria set forth in the NYSE listing standards, and the Board of Directors must affirmatively determine that the director has no material relationship with us (either directly or as a partner, stockholder or officer of an organization that has a relationship with us) that would interfere with his or her exercise of independent judgment in carrying out his or her responsibilities as a director.

The Board of Directors reviews all direct or indirect business relationships between each director (including his or her immediate family) and our Company, as well as each director's relationships with charitable organizations, to assess director independence as defined in the listing standards of the NYSE. The NYSE listing standards include a series of objective tests, such as the director is

not an employee of our Company and has not engaged in various types of business dealings with our Company. In addition, as further required by the NYSE, the Board of Directors has made a subjective determination as to each independent director that no material relationships exist which, as determined by the Board of Directors in its sole discretion, would interfere with the exercise of his or her independent judgment in carrying out the responsibilities of a director. When assessing the materiality of a director's relationship with us, the Board of Directors considers the issue not merely from the standpoint of the director, but also from the standpoint of the persons or organizations with which the director has an affiliation.

The Board of Directors has determined that all of our directors, except for Cindy Taylor, our current President and Chief Executive Officer, qualify as "independent" in accordance with NYSE listing standards.

ROLE AND RESPONSIBILITIES OF THE BOARD

Board of Directors Oversight of Enterprise Risk

The Board of Directors utilizes our Enterprise Risk Management ("ERM") process to assist in fulfilling its oversight of our risks. Management and all employees are responsible for day-to-day risk management, and management conducts a risk assessment of Oil States' business annually. The risk assessment process is global in nature and has been developed to identify and assess the Company's primary risks, including the nature, materiality and velocity of the risk, as well as to identify steps to mitigate and manage each risk. Our key business leaders, functional heads and other managers are surveyed and/or interviewed when developing this information.

Risk oversight is a responsibility of the Board of Directors. The Board of Directors has delegated responsibility for monitoring certain enterprise risks to its standing committees.

The results of the risk assessment are reviewed with the full Board of Directors annually. The centerpiece of the assessment is the discussion of the key risks of the Company, which includes the potential magnitude, likelihood of each risk occurring and the speed with which the risk could impact the Company. As part of the process for evaluating each risk, a senior manager is identified to manage the risk, monitor potential impact of the risk and execute initiatives to mitigate the risk.

The results of the risk assessment are considered in the Board of Directors' processes. Risk discussions are integral to the Board of Directors and its committees' deliberations.

Executive & Director Stock Ownership and Retention Guidelines

We have executive and director stock ownership guidelines, designed to align executive and director interests with stockholder interests. For a description of the guidelines applicable to our executive officers and directors, see "Compensation Discussion and Analysis – Executive Stock Ownership Guidelines".

Anti-Hedging and Pledging Policies

Our directors and executive officers are prohibited from hedging their ownership of Company stock. Furthermore, our directors and executive officers are prohibited from pledging their Company stock.

Incentive Compensation Clawback Policy

The Company adopted an incentive compensation clawback policy effective January 1, 2017. The policy provides the Company with the ability, in appropriate circumstances, to seek restitution of any performance-based compensation received by an employee as a result of such employee's fraud or misconduct, resulting in a material misstatement contained in the Company's financial statements, which results in a restatement of these financial statements.

The Board's Role in Stockholder Engagement

Stockholders or other interested parties may send communications, directly and confidentially, to the Board of Directors, to any committee of the Board of Directors, to non-management directors or to any director in particular by sending an envelope marked "confidential" to such person or persons c/o Oil States International, Inc., Three Allen Center, 333 Clay Street, Suite 4620, Houston, Texas 77002. Any such correspondence will be forwarded by the Secretary of the Company to the addressee without review by management.

Corporate Code of Business Conduct and Ethics

All directors, officers and employees of the Company must act ethically at all times and in accordance with the policies comprising the Company's ethics policy entitled "Corporate Code of Business Conduct and Ethics"("Business Conduct and Ethics Code"). This policy is available at the Company's web site www.oilstatesintl.com by first clicking "Corporate Governance" and then "Corporate Code of Business Conduct and Ethics."

Ethical principles set forth in this policy include, among other principles, matters such as:

- Acting ethically with honesty and integrity
- Avoiding conflicts of interest
- Complying with disclosure and reporting obligations with full, fair, accurate, timely and understandable disclosures

- Complying with applicable laws, rules and regulations
- Acting in good faith, responsibly with due care, competence and diligence
- Promoting honest and ethical behavior by others
- Respecting confidentiality of information
- Responsibly using and maintaining assets and resources

All of our employees with computer access are required to complete online training on a regular basis which includes a review of the Business Conduct and Ethics Code policy and an acknowledgement that the employee has read and understands the policy. The Company has a Compliance Committee composed of key employees that meet periodically to assess efforts and processes to ensure compliance with laws and regulations to which the Company is subject.

Financial Code of Ethics for Senior Officers

The Company's Financial Code of Ethics for Senior Officers applies to the chief executive officer, chief financial officer, principal accounting officer and other senior accounting and financial officers ("Senior Officers").

Senior Officers must also comply with the Business Conduct and Ethics Code.

Policies and Procedures with Respect to Related Party Transactions and Conflicts of Interest

We review all relationships and transactions in which we and our directors and executive officers or their immediate family members are participants to determine whether such persons have a direct or indirect material interest. Our Corporate Secretary's office is primarily responsible for the development and implementation of processes and controls to obtain information from the directors and executive officers with respect to related person transactions and for then determining, based on the facts and circumstances, whether we or a related person has a direct or indirect material interest in the transaction. As required under the rules of the Securities and

Exchange Commission (the "SEC"), transactions that are determined to be directly or indirectly material to us or a related person are filed with the SEC when required, and disclosed in our proxy statement.

Our Business Conduct and Ethics Code prohibits conflicts of interest. Under the Business Conduct and Ethics Code, conflicts of interest occur when private or family interests interfere in any way, or even appear to interfere, with the interests of our Company. Our prohibition on conflicts of interest under the Business Conduct and Ethics Code includes related person transactions where a member of a director's or an employee's family or household, receives improper personal benefits as a result of the director's or the employee's position in the Company. Any waivers of these guidelines must be approved by the Nominating & Corporate Governance Committee of the Board of Directors.

We have multiple processes for reporting conflicts of interests, including related party transactions. Under the Business Conduct and Ethics Code, all employees are required to report any actual or apparent conflict of interest, or potential conflict of interest, to their supervisors, managers or other appropriate personnel. Any transaction involving related parties must be reported in writing by our division executives as part of their quarterly representation letter. This information is then reviewed by disinterested members of our Nominating & Corporate Governance Committee, our Board of Directors or our independent registered public accounting firm, as deemed appropriate, and discussed with management. As part of this review, the following factors are generally considered:

- the nature of the related party's interest in the transaction;
- the material terms of the transaction, including, without limitation, the amount and type of the transaction;
- the importance of the transaction to the related party;
- the importance of the transaction to us;
- whether the transaction would impair the judgment of a director or executive officer to act in the best interest of our Company;
- whether the transaction might affect the status of a director as independent under the independence standards of the NYSE; and
- any other matters deemed appropriate with respect to the particular transaction.

All material related person transactions must be reviewed, approved or ratified by the Nominating & Corporate Governance Committee of our Board of Directors. Any member of the Nominating & Corporate Governance Committee who is a related person with respect to a transaction is recused from the review of the transaction.

We also have other policies and procedures to prevent conflicts of interest, as well as to facilitate the review, approval, or ratification of related person transactions. We annually distribute a questionnaire to our executive officers and members of our Board of Directors requesting certain information regarding, among other things, their immediate family members, employment and beneficial ownership interests. This information is then reviewed for materiality and for conflicts of interest under the Business Conduct and Ethics Code.

Additionally, the charter of our Nominating & Governance Committee requires that the members of such committee assess the independence of the non-management directors at least annually, including a requirement that it determine whether or not any such directors have a material relationship with us, either directly or indirectly, as defined therein and as further described above under "—Director Independence."

To establish restrictions with regard to corporate participation in the political system as imposed by law, the following guidelines are contained in our Business Conduct and Ethics Code:

- No funds, assets, or services of the Company will be used for political contributions, directly or indirectly, unless allowed by applicable foreign and U.S. law and approved in advance by the Board of Directors. There have been no such approvals required in the Company's history.
- Company contributions to support or oppose public referenda or similar ballot issues are only permitted with advance approval of the Board of Directors. There have been no such approvals required in the Company's history.
- Employees, if eligible under applicable foreign and U.S. law, may make political contributions through legally established Company sponsored and approved political action committees. Any such personal contribution is not a deductible expense for federal or other applicable income tax purposes and is not eligible for reimbursement by the Company as a business expense. To the extent permitted by law, the Company's resources may be used to establish and administer a political action committee or separate segregated fund. All proposed activities shall be submitted for the review of, and approval by, the Board of Directors prior to their implementation. There have been no such approvals required in the Company's history.

BOARD STRUCTURE AND PROCESSES

Board of Directors Leadership

Since the Company's initial public offering in 2001, the Chairman of the Board and Chief Executive Officer roles have been split with the Chairman of the Board role being filled by a non-executive member of the Board of Directors. We believe the separation of these two positions leads to a strong independent leadership structure.

Board and Committee Self-Evaluation

As required by our Corporate Governance Guidelines, our Board conducts an annual self-evaluation to determine whether it and its committees are functioning effectively. In accordance with its charter, the Nominating & Corporate Governance Committee oversees the annual evaluations, solicits comments from all directors and reports annually to the Board with an assessment of the performance of the Board and its committees. This assessment is then discussed and taken into account by the full Board in executive session in its consideration of any appropriate action or response that might strengthen director communications and the overall effectiveness of Board and committee meetings.

Executive Sessions of the Board

Our Corporate Governance Guidelines provide that our non-employee directors shall meet separately in executive session at least annually. The director who presides at these sessions is the Chairman of the Board, assuming such person is a non-management director. Otherwise, the presiding director will be chosen by a vote of the non-management directors. In addition to the executive sessions of our non-management directors, our independent directors (as defined in the applicable NYSE listing standards) are required to meet in executive session at least annually. In the past year, our independent directors met in executive session five times. Our Chairman of the Board, Mr. Papa, who is an independent director, presided at these sessions.

COMMITTEES

The Board of Directors has established three standing committees: the Audit Committee, the Compensation Committee and the Nominating & Corporate Governance Committee.

Below is a summary of our committee structure and membership information.

	Audit Committee	Compensation Committee	Nominating & Corporate Governance Committee
Lawrence R. Dickerson	▦ Member		
S. James Nelson, Jr.	▦ Member		
Mark G. Papa		Member	Member
Gary L. Rosenthal		Chair	
Christopher T. Seaver	▦ Member		
William T. Van Kleef	▦ Chair		
Stephen A. Wells		Member	Chair

▦ Financial Expert

AUDIT COMMITTEE

The Company's Audit Committee presently consists of Messrs. Van Kleef, Dickerson, Nelson and Seaver each of whom is independent, as such term is defined in Section 10A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in the applicable NYSE listing standards. The Audit Committee operates under a written charter as amended and restated by the Board of Directors effective as of May 10, 2016. A copy of the charter is available on our website, www.oilstatesintl.com, by first clicking "Corporate Governance" and then proceeding to the Committee Charters heading on the right side of the page. The Audit Committee, which is chaired by Mr. Van Kleef, meets separately with representatives of the Company's independent registered public accounting firm, the Company's internal audit personnel and with representatives of senior management in performing its functions. The Audit Committee reviews the general scope of audit coverage, the fees charged by the independent registered public accounting firm, matters relating to internal control systems and other matters related to accounting and reporting functions. The Board of Directors has determined that all of the members of the Audit Committee are financially literate and have accounting or related financial management expertise, each as required by the applicable NYSE listing standards. The Board of Directors has also determined that all members of the Audit Committee qualify as audit committee financial experts under the applicable rules of the Exchange Act.

COMPENSATION COMMITTEE

The Company's Compensation Committee consists of Messrs. Rosenthal, Papa and Wells, each of whom is independent, as defined in the applicable NYSE listing standards, and is a non-employee director. The Compensation Committee operates under a written charter approved by the Board of Directors as amended and restated on May 10, 2016. A copy of the charter is available on our website, www.oilstatesintl.com, by clicking "Corporate Governance" and then proceeding to the Committee Charters heading on the right side of the page. The Compensation Committee, which is chaired by Mr. Rosenthal, administers the 2001 Equity Participation Plan, as amended effective January 1, 2017, and in this capacity makes a recommendation to the full Board of Directors concerning all option grants or stock awards to employees, including executive officers, under the 2001 Equity Participation Plan. In addition, the Compensation Committee is responsible for (i) making recommendations to the Board of Directors with respect to the compensation of the Company's Chief Executive Officer and its other executive officers, (ii) monitoring compensation and employee benefit policies and (iii) reviewing and discussing with our management the Compensation Discussion and Analysis and related disclosure included in our annual proxy statement. The Compensation Committee may form and delegate some or all of its authority to any one of its members or subcommittees when it deems appropriate, whether or not such delegation is specifically contemplated under any plan or program. In particular, the Compensation Committee may delegate the approval of award grants and other transactions and other responsibilities regarding the administration of compensatory programs to a subcommittee consisting solely of members of the Compensation Committee who are (1) "Non-Employee Directors" for the purposes of Rule 16b-3, and/or (2) "outside directors" for the purposes of Section 162(m).

Compensation Committee Interlocks and Insider Participation. During 2016, the Company's Compensation Committee consisted of Messrs. Rosenthal, Papa and Wells, each of whom is an independent, non-employee director. There were no compensation committee interlock relationships nor any insider participation in compensation arrangements for the year ended December 31, 2016.

NOMINATING & CORPORATE GOVERNANCE COMMITTEE

Our Nominating & Corporate Governance Committee consists of Messrs. Papa and Wells, each of whom is independent, as such term is defined in the applicable NYSE listing standards. The Nominating & Corporate Governance Committee operates under a written charter adopted by the Board of Directors as amended and restated as of May 10, 2016. A copy of the charter is available on our website, www.oilstatesintl.com, by first clicking "Corporate Governance" and then proceeding to the Committee Charters heading on the right side of the page. The Nominating & Corporate Governance Committee, which is chaired by Mr. Wells after February 25, 2016, makes proposals to the Board of Directors for candidates to be nominated by the Board of Directors to fill vacancies or for new directorship positions, if any, which may be created from time to time. The Nominating & Corporate Governance Committee will consider suggestions from any source, particularly from stockholders, regarding possible candidates for director. To submit a recommendation to the committee, a stockholder should send a written request to the attention of the Company's Secretary at Oil States International, Inc., Three Allen Center, 333 Clay Street, Suite 4620, Houston, Texas 77002. When identifying director nominees, the Nominating & Corporate Governance Committee shall consider and review the following: the person's reputation and integrity; the person's qualifications as an independent, disinterested, non-employee or outside director; the person's skills and business, government or other professional experience and acumen, bearing in mind the composition of the Board of Directors and the current state of the Company and the oilfield services industry generally at the time of determination; the number of other public companies for which the person serves as a director and the availability of the person's time and commitment to the Company; and the person's knowledge of a major geographical area in which the Company operates or another area of the Company's operational environment. The Nominating & Corporate Governance Committee shall also consider the diversity of the Board of Directors, including the optimal enhancement of the current mix of educational backgrounds, business industry experience and knowledge of different geographic markets and oilfield services and products. The written request must include the nominee's name, contact information, biographical information and qualifications, as well as the nominee's written consent to serve, if elected. The request must also disclose the number of shares of common stock beneficially owned by the person or group making the request, the period of time such person or group has owned those shares and the nature of any arrangement or agreement between the stockholder making a nomination and other parties with respect to the nomination. The request must be received by the Company no later than the 120th day prior to the first anniversary of the preceding year's Annual Meeting, or January 9, 2018, for the 2018 Annual Meeting of Stockholders. These procedures do not preclude a stockholder from making nominations in accordance with the process described below under "Stockholder Proposals."

BOARD AND COMMITTEE MEETINGS; ATTENDANCE

	Board of Directors	Audit Committee	Compensation Committee	Nominating & Corporate Governance Committee
Number of Meetings in 2016	5	6	5	2

During 2016, the entire Board of Directors held five meetings, the Audit Committee held six meetings, the Compensation Committee held five meetings and the Nominating & Corporate Governance Committee held two meetings. Each of the directors attended at least 80% of the meetings of the Board of Directors and the committees of the Board of Directors on which they served. While we understand that scheduling conflicts may arise, we expect directors to make reasonable efforts to attend the Annual Meeting of Stockholders and meetings of the Board of Directors and the committees on which they serve.

DIRECTOR COMPENSATION

During 2016, our non-management directors received:

- an annual retainer of $50,000 plus $2,000 for attendance at each Board of Directors or committee meeting;
- an additional fee of $17,500 for the chair of the Audit Committee;
- an additional fee of $10,000 for the chair of the Compensation Committee;
- an additional fee of $10,000 for the chair of the Nominating & Corporate Governance Committee;
- an additional fee of $100,000 for the Chairman of the Board of Directors, which is paid quarterly, 50% in cash and 50% in fully vested shares of Company stock;
- an additional fee of $10,000 for members of the Audit Committee;
- an additional fee of $5,000 for members of the Compensation Committee;
- an additional fee of $5,000 for members of the Nominating & Corporate Governance Committee.

To align the non-management directors' compensation with the financial interests of our stockholders, a significant portion of their compensation is paid in the form of restricted stock awards. Newly elected non-employee directors receive restricted stock awards of the Company's common stock valued at $125,000 after their initial election. Non-employee directors generally receive additional restricted stock awards of the Company's common stock valued at $125,000 at each annual meeting of stockholders after which they continue to serve. In 2016, in light of the continued industry downturn and the Compensation Committee's reduction in the level of annual long-term equity incentives awarded to our CEO by 25% (and 15% for our other Named Executive Officers, collectively), the annual non-employee director restricted stock award was also reduced by 25% to $93,737. The non-employee directors' restricted stock awards are valued on the award date based on the closing stock price on that date and vest on the earlier of one year from the date of grant or the date of the next annual meeting of stockholders.

Directors will be fully vested in all granted restricted stock and all outstanding stock options in the event of the occurrence of a "Change of Control."

Non-Employee directors are subject to the Company's stock ownership and retention guidelines pursuant to which they are expected to retain restricted stock award shares remaining, after payment of applicable taxes, valued at five times the annual retainer amount until retirement or until leaving the Board of Directors. Directors are required to achieve their ownership guideline within five years from inclusion in the program and continue to maintain and hold the level of stock ownership as long as they are directors of the Company. All directors were in compliance with the ownership guidelines as of December 31, 2016.

Stock that counts toward satisfaction of the stock ownership and retention guidelines includes:

- Company shares owned outright (i.e. open market purchases) by the director or his or her immediate family members residing in the same household;
- Shares owned indirectly by the director (e.g., by a spouse or other immediate family member or a trust for the benefit of the director or his or her family), whether held individually or jointly; and
- Time-based restricted shares granted to the director under the Company's long-term stock incentive plans.

All of our directors are reimbursed for reasonable out-of-pocket expenses incurred in attending meetings of our Board of Directors or committees and for other reasonable expenses related to the performance of their duties as directors, including attendance at pertinent continuing education programs and training.

The table below summarizes the compensation paid by the Company to non-employee directors for the fiscal year ended December 31, 2016.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Total ($)
Lawrence R. Dickerson	82,000	93,737	175,737
S. James Nelson, Jr.	82,000	93,737	175,737
Mark G. Papa	124,176	137,146	261,322
Gary L. Rosenthal	80,000	93,737	173,737
Christopher T. Seaver	82,000	93,737	175,737
William T. Van Kleef	89,500	93,737	183,237
Stephen A. Wells	94,824	100,325	195,149

(1) The amounts in the "Stock Awards" column reflect the aggregate grant date fair value of restricted stock awards granted in 2016 calculated in accordance with FASB ASC Topic 718—Stock Compensation. Please see Note 15 to our consolidated financial statements included in our Form 10-K for information regarding the assumptions relied upon for this calculation. Pursuant to FASB ASC Topic 718—Stock Compensation, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. These amounts reflect our future accounting expense for these awards, and do not necessarily correspond to the actual value that will be recognized by the directors. Mr. Wells' stock award total includes $6,588 of the Company's stock as part of his fees as Chairman of the Board of Directors during the first quarter of 2016 which vested on the grant date. Mr. Papa's stock award total includes $43,409 of the Company's stock as part of his fees as Chairman of the Board of Directors during the remainder of 2016.

As of December 31, 2016, the aggregate number of unvested shares of restricted stock awards and the aggregate number of shares outstanding underlying option awards held by non-employee directors are as follows:

Name	Stock Awards #	Option Awards #
Lawrence R. Dickerson	2,972	—
S. James Nelson, Jr.	2,972	—
Mark G. Papa	2,972	—
Gary L. Rosenthal	2,972	—
Christopher T. Seaver	2,972	—
William T. Van Kleef	2,972	—
Stephen A. Wells	2,972	—

ITEM 2: ADVISORY VOTE ON EXECUTIVE COMPENSATION

The Company is asking that you vote for approval of the compensation of our Named Executive Officers as disclosed in this Proxy Statement.

Section 14A of the Exchange Act requires us to provide an advisory stockholder vote to approve the compensation of our Named Executive Officers, as such compensation is disclosed pursuant to the disclosure rules of the SEC. Accordingly, we are providing our stockholders with the opportunity to cast an advisory vote on the compensation of our Named Executive Officers as disclosed in this Proxy Statement, including under "Compensation Discussion and Analysis."

As discussed in greater detail in the "Compensation Discussion and Analysis," the Company's executive compensation programs are designed to:

- Attract, motivate, reward and retain key employees and executive talent required to achieve corporate strategic plans;
- Reinforce the relationship between strong individual performance of executives and business results;
- Align the interests of executives with the long-term interests of stockholders; and
- Provide a compensation program that neither promotes overly conservative actions or excessive risk taking.

The compensation program is designed to reward executives for long-term strategic management and the enhancement of stockholder value. We believe that the compensation program design and policies contribute to achievement of the Company's objectives. The Company's philosophy regarding the executive compensation program for our Named Executive Officers and other senior managers has been to design a compensation package that provides competitive base salary levels and compensation incentives that (i) attract and retain individuals of outstanding ability in these key positions, (ii) recognize corporate performance relative to established goals and the performance of the Company relative to the performance of other companies of comparable size, complexity and quality and against budget goals, and (iii) support both the short-term and long-term strategic goals of the Company. The Compensation Committee believes this approach closely links the compensation of the Company's executives to the execution of the Company's strategy and the accomplishment of Company goals that coincide with stockholder objectives.

For the reasons expressed above, the Compensation Committee and the Board of Directors believe that these policies and practices are aligned with the interests of our stockholders and reward our executives for their performance.

We are therefore requesting your non-binding vote on the following resolution:

"Resolved, that the compensation of the Company's Named Executive Officers as disclosed in this Proxy Statement pursuant to the compensation disclosure rules of the SEC, including the Compensation Discussion and Analysis, the executive compensation tables and the narrative discussion, is approved."

Vote Required

Approval requires the affirmative vote of holders of a majority of the shares present and entitled to vote at the Annual Meeting. For purposes of the advisory vote on executive compensation, broker non-votes are not counted as votes with respect to the proposal and, therefore, will not affect the outcome of the vote on this proposal, and abstentions will have the same effect as a vote against the proposal.

> **The Board of Directors recommends a vote "FOR" the adoption, on an advisory basis, of the resolution approving the compensation of our Named Executive Officers.**

Note: The Company is providing this advisory vote as required pursuant to Section 14A of the Exchange Act (15 U.S.C. 78n-1). The stockholder vote will not be binding on the Company, the Board of Directors or the Compensation Committee, and it will not be construed as overruling any decision by the Company, the Board of Directors or the Compensation Committee or creating or implying any change to, or additional, fiduciary duties for the Company, the Board of Directors or the Compensation Committee. Nevertheless, the Compensation Committee will consider the outcome of the vote when evaluating the Company's compensation practices.

ITEM 3: ADVISORY VOTE REGARDING FREQUENCY OF FUTURE ADVISORY VOTES ON EXECUTIVE COMPENSATION

Vote Required

This proposal gives stockholders the opportunity to indicate how frequently we should seek future advisory votes on our executive compensation, such as Item 2 above. By voting on this Item 3, stockholders can indicate whether they would prefer an advisory vote on executive compensation every one, two, or three years, or can abstain.

After careful consideration, the Board of Directors recommends that future advisory votes on executive compensation occur every year (annually). We believe that an annual advisory vote on executive compensation is the most appropriate alternative for us because it will allow the Company's stockholders to provide more frequent, direct input on the Company's compensation objectives, policies and practices, and the resulting compensation for our named executive officers. Stockholders will have the opportunity to consider our most recent compensation decisions as disclosed in the proxy statement every year, and to provide feedback in a timely manner. The Board of Directors also believes an annual advisory stockholder vote on compensation of our named executive officers promotes corporate transparency and accountability for the Compensation Committee. In making this recommendation, the Board of Directors also took into account that a majority of the votes cast at our 2011 Annual Meeting of Stockholders voted in favor of holding an annual advisory votes on executive compensation.

Stockholders may cast their vote on your preferred voting frequency by choosing the option of one year, two years, three years or abstain from voting when you vote in response to the resolution set forth below.

"RESOLVED, that the option of every one year, two years, or three years that receives the highest number of votes cast for this resolution will be determined to be the frequency preferred by stockholders for which the Company is to hold future advisory stockholder votes to approve the compensation paid to the named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion."

The option of one year, two years or three years that receives the highest number of votes cast by stockholders will be the frequency for the advisory vote on executive compensation that has been selected by stockholders. However, because this vote is advisory and not binding on our Board of Directors or the Company in any way, our Board of Directors may decide that it is in the best interests of our stockholders and the Company to hold an advisory vote on executive compensation more or less frequently than the option approved by our stockholders.

Approval requires the affirmative vote of holders of a majority of shares present and entitled to vote at the Annual Meeting, unless none of the three frequency choices receives a majority, in which case the choice that receives the plurality of votes cast will be considered approved.

> The Board of Directors recommends a vote for the option of every **ONE YEAR** as the frequency with which stockholders are provided an advisory vote on the compensation of our named executive officers.

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis provides information about the compensation objectives and policies for our principal executive officer, our principal financial officer, and our three other most highly compensated executive officers (our "Named Executive Officers") during the last completed fiscal year, and is intended to place in perspective the information contained in the executive compensation tables that follow this discussion. Throughout this discussion, the following individuals are referred to as our Named Executive Officers and are included in the Summary Compensation Table below:

- Cindy B. Taylor—President and Chief Executive Officer
- Lloyd A. Hajdik—Executive Vice President, Chief Financial Officer and Treasurer
- Christopher E. Cragg—Executive Vice President, Operations

- Lias J. "Jeff" Steen—Executive Vice President, Human Resources and Legal
- Philip S. "Scott" Moses—Executive Vice President, Offshore Products

The Compensation Committee of the Board of Directors provides overall guidance to the Company's executive compensation program and administers incentive compensation plans.

The executive compensation program includes three primary elements which are generally performance oriented and, taken together, constitute a flexible and balanced method of establishing total compensation for the Company's executive officers. The three major elements consist of a) base salary, b) annual incentive compensation, and c) long-term incentive awards. The design of this compensation program supports the Company's philosophy governing executive total compensation.

Executive Total Compensation Philosophy

The Company's philosophy regarding the executive compensation program for our Named Executive Officers and other senior managers has been to design a compensation package that provides competitive base salary levels and compensation incentives that (i) attract and retain individuals of outstanding ability in these key positions, (ii) recognize corporate performance relative to established goals and the performance of the Company relative to the performance of other companies of comparable size, complexity and quality and against budget goals and (iii) support both the short-term and long-term strategic goals of the Company. The Compensation Committee believes this approach closely links the compensation of the Company's executives to the execution of the Company's strategy and the accomplishment of Company goals that coincide with stockholder objectives.

2014 Spin Off of Civeo Corporation

Effective May 30, 2014, the Company completed the spin-off of its accommodations business, Civeo Corporation, through the distribution of all the shares of Civeo common stock to the holders of Oil States common stock. Civeo Corporation is an independent, publicly traded company listed on the New York Stock Exchange.

The Company retains no continuing ownership interest in Civeo. As described below, the spin-off of Civeo Corporation had an impact on our compensation program and resulted in adjustments to our outstanding equity-based awards.

Compensation Program Objectives

- Attract, motivate, reward and retain key employees and executive talent required to achieve corporate strategic plans;
- Reinforce the relationship between strong individual performance of executives and business results;
- Align the interests of executives with the long-term interests of stockholders; and

- Design a compensation program that neither promotes overly conservative actions or excessive risk taking.

The compensation program is designed to reward executives for long-term strategic management and the enhancement of stockholder value. We believe that the compensation program design and policies contribute to achievement of the Company's objectives.

2016 Advisory Vote on Executive Compensation

A majority of stockholders expressed their preference for an advisory vote on executive compensation occurring every year, and we have implemented their recommendation.

At our 2016 Annual Meeting of Stockholders, our stockholders expressed their continued support for the compensation program for our Named Executive Officers by approving the non-binding advisory vote on our executive compensation. A total of 96% of the votes cast supported our executive compensation policies and practices for our Named Executive Officers as described in our 2016 proxy statement. In reviewing our executive compensation program, our Compensation Committee evaluated the results of last year's advisory vote on executive compensation and the support expressed by stockholders. Given the support expressed by stockholders for our executive compensation programs, our Compensation Committee generally elected to apply similar principles in determining the types and amounts of compensation to be paid to our Named Executive Officers in 2016.

However, the severe industry downturn in the energy industry that began in the second half of 2014 and continued throughout 2015 and 2016 led us to take certain actions including freezing base wages and adjusting performance targets.

Compensation Comparisons Relative to Market

The Compensation Committee establishes executive compensation primarily based on a review of the executive's performance and compensation history and takes into account corporate performance. In the exercise of its duties, the Compensation Committee periodically evaluates the Company's executive compensation against that of comparable companies; however, the Compensation Committee does not set percentile goals against comparison data for purposes of determining executive compensation levels. The Compensation Committee considers the market to consist of both the oilfield services industry and geographic markets in which the Company competes for executive talent. Compensation data is periodically obtained for a selected peer group approved by the Compensation Committee (the "peer group") as well as for industry companies of comparable size and business complexity. The Company currently uses the following peer group companies:

- Archrock, Inc.;
- Bristow Group, Inc.;
- Carbo Ceramics, Inc.;
- Core Laboratories N.V.;
- Dril-Quip, Inc.;
- Forum Energy Technologies, Inc.;
- Frank's International N.V.;
- Helix Energy Solutions Group, Inc.;
- Helmerich & Payne, Inc.;
- Key Energy Services, Inc.;
- McDermott International, Inc.;
- Oceaneering International, Inc.;
- Patterson-UTI Energy Inc.;

- RPC, Inc.;
- Superior Energy Services, Inc.; and
- Tidewater, Inc.

In selecting comparison companies, the Compensation Committee considered various factors including each company's participation in the energy services sector as well as market capitalization, annual revenues, business complexity, profitability, returns on equity and assets, the number of divisions/segments, countries in which they operate and total number of employees. The selected peer companies change from time to time to ensure their continued appropriateness for comparative purposes.

The Compensation Committee reviews the compensation programs for comparable positions at similar corporations with which the Company competes for executive talent, and also considers relative internal equity within its executive pay structure. This approach allows the Compensation Committee to respond to changing business conditions, manage salaries and incentives more evenly over an individual's career as well as minimize the potential for the automatic ratcheting-up of salaries and incentives that could occur with an inflexible and more narrowly defined approach.

In evaluating the peer group and other comparison data for compensation purposes, the Compensation Committee neither bases its decisions on quantitative relative weights of various factors, nor follows mathematical formulas. Rather, the Compensation Committee exercises its discretion and makes its judgment after considering the factors it deems relevant.

Compensation Practices as They Relate to Risk Management

Our compensation policies and practices are designed to provide rewards for the short-term and long-term performance, both on an individual basis and at the entity level. In general, optimal financial and operational performance, particularly in a competitive business, requires some degree of risk-taking. Our compensation strategies are designed to encourage company growth and appropriate risk taking but not to encourage excessive risk taking. Our Compensation Committee retains discretion with respect to the compensation packages of our Named Executive Officers. Our compensation strategies are designed so as not to encourage management to take actions that could have a material adverse effect on us in the long-run to simply achieve a specific short-term goal. We also attempt to design the compensation program for our larger general employee population so that it does not inappropriately incentivize

our employees to take unnecessary risks in their day to day activities. We recognize, however, that there are trade-offs and that it can be difficult in specific situations to maintain the appropriate balance. As such, we continue to evaluate our programs with a view to ensuring they do not become materially imbalanced one way or the other.

Our compensation arrangements contain certain design elements that are intended to minimize the incentive for taking unwarranted risk to achieve short-term, unsustainable results. Those elements include a maximum amount that can be earned under the annual incentive cash compensation and performance-based equity award programs.

In combination with our risk management practices, we do not believe that risks arising from our compensation policies and practices for our employees, including our Named Executive Officers, are reasonably likely to have a material adverse effect on us.

Elements of Compensation

In order to further its pay-for-performance goal, the Compensation Committee has determined it appropriate to deliver a significant portion of executive compensation as performance-based compensation, including both short- and long-term incentives. The following charts depict elements of the target compensation for the CEO and collectively for the other NEOs of the Company during 2016. Approximately 80 percent of the direct compensation delivered to our CEO and 75 percent delivered to our other NEOs was at risk, demonstrating management's alignment with stockholder objectives.



2016 TARGET COMPENSATION MIX

CEO — Long-term Incentives 60%, Base Salary 20%, Short-term Incentives 20%

OTHER NAMED EXECUTIVE OFFICERS — Long-term Incentives 56%, Base Salary 25%, Short-term Incentives 19%

When designing these incentives, the Compensation Committee employs a variety of performance metrics to ensure a strong link between executive compensation and performance. Metrics such as EBITDA, return on invested capital and relative stock price performance have been used in the past to align compensation to Company performance.

As shown in the target compensation mix charts above for 2016, base salaries were 20% of the target compensation mix for the CEO and an average of 25% for our other Named Executive Officers. Short-term incentives represented 20% of the target compensation mix for the CEO and the average for our other Named Executive Officers was 19%, while long-term incentives were 60% and 56% of the target compensation mix for the CEO and the average of our other Named Executive Officers, respectively. In terms of 2016 grant date fair value awarded under our long-term incentive program, 33% was awarded in the form of performance-based awards and 67% was awarded in the form of restricted stock awards to our CEO and our other Named Executive Officers (see page 38). Base salaries have been frozen from February 2014 to December 31, 2016 for the CEO and our other Named Executive Officers, with the exception of Mr. Moses whose base salary was adjusted effective July 1, 2015 upon his promotion to Executive Vice-President, Offshore Products and Mr. Hajdik whose base salary was adjusted effective February 17, 2016 in response to market conditions.

Finally, reflecting the impact of the significant decline in industry activity on our business, the level of after-tax return on invested capital ("ROIC") threshold was not achieved in connection with the performance-based awards granted in July 2014, and no performance-based equity was earned for this award. Currently, it is unlikely that the performance based awards granted in 2015 will achieve the 2015 performance measure threshold. Accordingly, no performance-based equity is expected to be earned for this award. Total reported compensation for 2016 for the CEO in the summary compensation table on page 37 declined 11% when compared to the 2015 reported compensation levels which declined 38% compared to the 2014 reported compensation levels.

An explanation of the individual pay elements of our executive officer compensation program and the impact of performance on each element is provided below. We believe that the greatest pay opportunities should exist for executives who demonstrate high levels of performance over a sustained period of time.

Base Salary

Base salary is the guaranteed element of an executive's direct compensation and is intended to provide a foundation for a competitive overall compensation opportunity for the executive. The Compensation Committee reviews each executive's base salary annually. Executive officer base salaries are determined after an evaluation that considers the executive's prior experience and breadth of knowledge and which also considers compensation data from the peer group companies and other similarly sized companies in businesses comparable to the Company's, the Company's and the executive's performance, and any significant changes in the executive's responsibilities. The Compensation Committee considers all these factors together plus overall industry conditions and retention risks and makes a subjective determination on base salary adjustments. During 2016, the Compensation Committee froze the base salaries of our Named Executive Officers in response to the severe industry downturn in activity except for Mr. Hajdik, whose base salary was increased from $375,000 to $400,000 effective February 17, 2016 after an analysis of similarly-situated executives in the peer group.

Mrs. Taylor provides the Compensation Committee with input regarding the performance of other Company executives and makes compensation recommendations with respect to these individuals. Then in light of market data and analysis and other factors noted above, the Compensation Committee makes an independent judgment with respect to compensation levels for each of Mrs. Taylor's NEO direct reports. Mrs. Taylor does not provide input or participate in the review or determination of her own compensation.

Short-term Incentives

The Company's Annual Incentive Compensation Plan ("AICP") is performance-based and provides executives with direct financial incentives in the form of annual cash bonuses based on total Company and business unit performance. Annual incentive awards are linked to the achievement of pre-determined Company-wide and business unit quantitative performance goals and are designed to place a significant portion of the executive's total compensation at risk. The purpose of the AICP is to:

- create stockholder value;
- provide focus on the attainment of annual goals that lead to long-term success of the Company;
- provide annual performance-based cash incentive compensation;
- motivate achievement of critical annual operating performance metrics; and
- motivate employees to continually improve Company-wide and business unit performance.

The AICP is flexible and provides the Compensation Committee the discretion annually to set goals and objectives with input from management that it believes are consistent with creating stockholder value. The goals and objectives generally include financial objectives and other operating objectives and goals that management and the Board believes will drive Company performance. Under the AICP, an incentive target percentage is established for each executive officer based upon, among other factors, the Compensation Committee's review of publically available competitive compensation data for that position, level of responsibility, past performance and ability to impact the Company's success. The AICP recognizes market differences in incentive award opportunities between organizational levels. Achieving results which exceed a minimum, or threshold, level of performance triggers an AICP payout. Performance results at or below the threshold (i.e. achieving a percentage ranging from 75% to 85% of the related AICP performance objective or less) results in no AICP award. Targeted performance is earned when an executive achieves 100% of their AICP performance objective(s). Overachievement (i.e. achieving a percentage ranging from 120% to 125% of the related AICP performance objective) is the performance level at which incentive compensation is maximized. If the performance results fall between the threshold level and the target level, 0-100% of the AICP target amount will be paid out proportionately to the distance such performance results fall between the two levels. If the performance results fall between the target level and the overachieve level, 100-200% of the AICP target amount will be paid out proportionately to the distance such performance results fall between the two levels. The 2016 award opportunities, expressed as a percentage of eligible AICP earnings (i.e. annual base salary), for our CEO and other Named Executive Officers are outlined below:

	Threshold	Target	Overachievement
Cindy B. Taylor	0%	100%	200%
Lloyd A. Hajdik	0%	70%	140%
Christopher E. Cragg	0%	80%	160%
Lias J. Steen	0%	70%	140%
Philip S. Moses	0%	80%	160%

As shown in the table above, the maximum AICP overachievement percentage is limited to twice the target level percentage which helps mitigate the potential for excessive risk taking. In addition, targets and goals are adjusted to incorporate material acquisitions which also limits excessive risk taking. The target percentages for the CEO and other Named Executive Officers were held constant during 2016.

At the beginning of each year, the Compensation Committee is responsible for approving the AICP performance objectives based on recommendations made by the CEO which have historically been tied to achievement of measures outlined in the annual operating plan. The Compensation Committee sets performance goals that are measurable, achievable and quantifiable. At the end of each year, the Compensation Committee reviews the performance results of the Company and the incentive awards to be paid to each executive officer and to all participants in the AICP, as a group. In its discretion, the Compensation Committee will interpret the AICP and has authority to make adjustments in individual, business unit or Company-wide results. The Compensation Committee made certain discretionary changes to the 2016 performance results to adjust for the financial statement impact of unbudgeted cost control and reduction measures taken during 2016 (primarily employee severance and downsizing costs).

Performance measures are selected and weighted by management and the Compensation Committee annually to give emphasis to performance criteria for which participants have influence. The Compensation Committee has established "earnings before interest, taxes, depreciation and amortization" ("EBITDA") as the primary corporate financial performance objective for each executive officer. In addition, a portion of the incentive potential for certain participants was based on return on investment ("ROI"). Performance goals may be similar for all executives or may be different to reflect more appropriate measures of corporate and business unit performance. The EBITDA and ROI targets are generally set based on the Company or business unit annual budgeted financial statements which are approved by the Board of Directors. The relative percentages of EBITDA and ROI used to evaluate our executives are based upon the nature of each executive's role in the Company and how that role relates to overall goals and performance of the Company. For example, for those divisions which have ROI criteria, executives responsible for the operation of those specific divisions or who have a significant impact over investment decisions with respect to such businesses have business-based or Company ROI as part of their performance measure if achievement of such measure is material to the Company's performance. Executives who have less control over segment-based or Company ROI, have performance measures more heavily weighted towards EBITDA. We believe the use of tailored performance goals, which are closely aligned with drivers of the Company's success, furthers our compensation objective of reinforcing the relationship between strong individual performance of executives and overall business performance. Individual objectives are tailored to match areas of direct responsibility and impact on company performance.

COMPENSATION DISCUSSION AND ANALYSIS

For our Named Executive Officers, only EBITDA and ROI performance measures were used to determine AICP results. For 2016, Messrs. Hajdik and Steen and Mrs. Taylor had 100% of their incentive compensation based on achievement of the Company's budgeted EBITDA. The Company's EBITDA, approved by the Board in February 2016, was based on the Company's annual operating plan and totaled $61.3 million. Mr. Cragg's incentive compensation was based 40% on achievement of the Company's EBITDA and 60% on the Company's Well Site Services segment EBITDA of $12.6 million. Mr. Moses' incentive compensation was based 80% on the Company's Offshore Products segment EBITDA of $98.5 million, 10% on the Company's Offshore Products segment ROI and 10% on the Company's EBITDA.

At the end of each year, the Compensation Committee reviews the performance results of the Company and the total incentive awards to be paid to each executive officer based on such officer's success in achieving the AICP performance objectives.

Given the significant downturn in the energy industry during 2016, the Company's adjusted EBITDA was $56.9 million or 93% of the approved target on a consolidated basis for 2016. As a result, payments under the AICP for 2016 performance to all named executive officers, except for Mr. Moses, were below target level, reflecting, in large part, the continued downturn in the industry coupled with the use of absolute financial criteria and targets. Mr. Moses achieved 134% of his eligible earnings in 2016 given stronger relative performance in the Offshore Products segment. The incentive plan payments under the AICP varied based upon the level of Company and business unit achievement of the related goals and objectives. Our Named Executive Officers for the fiscal year ended December 31, 2016, received the following payments in March 2017 under the AICP related to fiscal 2016 performance.

	AICP Award ($)	% of Eligible AICP Earnings
Cindy B. Taylor	411,783	51%
Lloyd A. Hajdik	142,842	36%
Christopher E. Cragg	65,885	16%
Lias J. Steen	144,124	36%
Philip S. Moses	470,243	134%

Long-term Incentives

Equity-Based Incentives—The Company makes certain stock-based awards under the 2001 Equity Participation Plan, which has been approved by stockholders, to better align the interests of executive officers with those of stockholders and to provide retention incentives. Specifically, the plan's purposes are to:

- provide an additional incentive for executives to further the growth, development and financial success of the Company by personally benefiting through ownership of Company stock and/or rights; and
- enable the Company to obtain and retain the services of executives considered essential to its long-term success by offering them an opportunity to own stock in the Company and/or rights which will reflect the growth, development and financial success of the Company.

The 2001 Equity Participation Plan provides for the grant of any combination of:

- stock options;
- restricted stock;
- performance-based awards;
- dividend equivalents;
- deferred stock; and
- stock payments or phantom stock awards.

The 2001 Equity Participation Plan provides for minimum vesting periods of one year for performance-based awards and three years for tenure-based awards, except for a small percentage of the authorized shares available for awards under the 2001 Equity Participation Plan. Vesting may occur earlier than the minimum vesting periods with respect to no more than 10% of shares cumulatively authorized under the 2001 Equity Participation Plan. 100% of the options granted by the Compensation Committee vest at a rate of 25% per year over four years. Options are awarded at the NYSE's closing price of the Company's common stock on the date of the grant, or the last preceding trading day if the award date is a date when markets are closed ("NYSE Closing Price"). Restricted stock awards, which are valued at the NYSE Closing Price on the date of grant generally vest in equal installments over a three or four year period; however, in special situations the Compensation Committee has approved awards with shorter vesting periods. The Compensation Committee has never granted options with an exercise price that is less than the NYSE Closing Price on the grant date.

The Compensation Committee has never repriced outstanding options, and the 2001 Equity Participation Plan prohibits repricing or replacing underwater stock options or canceling or effecting a cash buyout of stock options without the approval of the Company's stockholders.

In determining appropriate awards, the Compensation Committee annually reviews each executive's past performance and experience, his or her position and ability to contribute to the future success and growth of the Company, time in the current job, base compensation and competitive market data. The Compensation Committee also takes into account the risk of losing the executive to other employment opportunities and the value and potential for appreciation in the Company's stock. The Compensation Committee also takes into consideration that, unlike some peer companies, the Company has no defined benefit retirement plan nor any supplemental executive retirement benefits or similar arrangements. The Compensation Committee believes that restricted stock, stock option grants and, in certain circumstances, performance-based and phantom stock awards, along with significant vesting requirements, are an effective method of reinforcing the long-term nature of the Company's business and creating retention incentives. In addition, grants of restricted stock, stock option grants and performance-based and phantom stock awards reinforce alignment with stockholder interests. The Compensation Committee considers the foregoing factors and any other relevant factors and makes a subjective determination with respect to awarding equity-based compensation to its executive officers.

Higher-level positions will generally have a greater percentage of their total compensation based on longer-term incentives which are performance-based. The size of long-term incentive grants will vary from year to year and reflects a variety of factors including, among others, competitive market practices, retention priorities, total previous grants, current stock valuation, estimated future charges to earnings, and individual, business unit and company-wide performance. The Compensation Committee determines the award level for executives, if any, on an annual basis usually at its February meeting each year. In light of the industry downturn, the Compensation Committee reduced the 2016 annual long-term equity incentive awards to our CEO by 25% and, in aggregate, to all other Named Executive Officers by 15%.

For 2016, the Company incorporated a combination of restricted stock awards and performance-based awards as the primary executive long-term incentive and retention tool for our Named Executive Officers. Restricted stock awards offer the additional advantages of potentially reducing overall Company stock dilution relative to other awards, while improving the Company's executive retention prospects in a competitive labor market. We believe the inclusion of performance-based awards adds incentive for continued outstanding performance, enhances the Company's ability to attract and retain talented executives in an increasingly competitive marketplace and benefits stockholder returns. The Compensation Committee weighs the cost to stockholders of these grants against their potential benefit as an incentive, retention and compensation tool.

In administering the long-term incentive equity plan, the Compensation Committee is sensitive to the potential for dilution of future earnings per share. For this reason and because of other compensation design considerations, the Compensation Committee focuses the long-term incentive plan on employees who will have the greatest impact on the strategic direction and long-term results of the Company by virtue of their senior roles and responsibilities. However, management and the Compensation Committee believe that a reasonably broad-based award of equity incentives throughout the Company, while avoiding an excessive concentration of awards to our Named Executive Officers, creates incentives across the organization which encourages retention of highly qualified employees. In 2016, restricted stock awards granted to our Named Executive Officers represented 30% of the total number of restricted stock awards issued to all employees and directors and performance-based awards granted to our Named Executive Officers represented 89% of the total of performance-based awards issued to all employees. In doing so, our Named Executive Officers have a higher percentage of their compensation that is variable and tied to the achievement of specified performance objectives.

Each of the Named Executive Officers received a combination of grants of restricted stock awards and performance-based awards in 2016. During 2016, a total of 187,233 shares of restricted stock and 77,114 performance-based awards were granted to our Named Executive Officers.

Performance-Based Awards. The performance-based awards represent the right to receive shares of the Company's common stock, subject to forfeiture conditions and achieving performance objectives. The performance-based awards do not entitle their recipient to the right to vote, receive dividends or to any other privileges or rights of a stockholder of the Company until such time as shares of Company common stock are delivered to the recipient following vesting of the performance-based awards and achievement of the performance criteria.

The vesting of performance-based awards granted is contingent upon the Named Executive Officer's continued employment with us through the specified vesting date, and our achievement of predefined specific performance measures generally covering a three-year period. Depending on the level of performance achieved, our Named Executive Officers may earn between 0% and 200% of the target number of shares of our stock covered by the award, and the number of earned shares will typically be paid to our Named Executive Officer within two and one half months following the end of the performance period. Upon the occurrence of certain events, such as a change in control or specified employment termination scenarios, the vesting of the performance-based awards may be accelerated. As further described below, the performance measure for the 2016 awards is based on relative total shareholder return compared to our peer group of companies while the performance measure specified for the 2015 and 2014 awards was average after-tax return on invested capital.

Prior to 2016, performance-based awards had a performance measure based upon "absolute" rather than "relative" ROIC achievement. As a result of the severe industry downturn in the energy sector and the absolute performance criteria applied to the awards, the performance metric threshold was not achieved for awards issued in 2014 and no performance-based equity was earned for this award. Currently, it is unlikely that the 2015 performance measure threshold will be met which would result in an additional performance-based award forfeiture in 2017. The performance-based awards made in February 2013 were converted to time-based restricted stock awards at 200% of target (the Company's actual performance thereunder through such date) effective on the Civeo spin-off date of May 30, 2014, with the vesting requirements continuing through the original three-year period ended December 31, 2015.

In 2016, the performance-based awards measurement criteria were changed to be based on relative total shareholder return ("Relative TSR"). Relative TSR will be calculated based on average stock prices for the last 20 trading days of the calendar year preceding the performance period (i.e. last 20 trading days of 2015) compared to the last 20 trading days at the end of the performance period (i.e. last 20 trading days of 2018) compared against the 2016 peer group. As of December 31, 2016, the performance-based awards measured on Relative TSR were at 125% achievement level. The tables below summarize the predefined performance criteria and the potential adjustment to shares earned based on actual reported performance over the three-year performance period for outstanding performance-based awards.

2015 Performance Share Grants[1]
(January 1, 2015 to December 31, 2017 Performance Period)
ROIC Performance Award as % of Grant Value

≥ 13%	Overachievement	200%
9.5%	Target	100%
≤ 6%	Non Qualifying	-

(1) Unlikely that the performance measure threshold will be met.

2016 Performance Share Grants[2]
(January 1, 2016 to December 31, 2018 Performance Period)
Relative TSR Performance Award as % of Grant Value

75th Percentile	Top	200%
50th Percentile	Middle	100%
25th Percentile	Bottom	50%
<25th Percentile	Non Qualifying	-

(2) Performance matrix provides for graduated award levels when the Relative TSR measure achievement falls between the 25th and 74th percentiles.

Restricted Stock and Option Awards. Restricted stock awards were made to Mrs. Taylor and Messrs. Hajdik, Cragg, Steen and Moses on February 17, 2016 at the then fair value of $24.82 per restricted share. These awards will vest in three equal installments on each annual anniversary of the grant date (so that the awards will be 100% vested on February 17, 2019), provided the Named Executive Officer remains an employee continuously from the date of grant through the applicable vesting date. The Compensation Committee considered the need to retain certain key individuals amid the competition for our executive talent. As a result, the Compensation Committee approved a one-time grant of 30,666 of service-based restricted shares to Mr. Hajdik on August 23, 2016 at the then fair value of $32.61 per restricted share. This award will vest in three equal installments on each annual anniversary of the grant date. Vesting of the awards may be accelerated upon the occurrence of certain events, as described in detail below under "—Potential Payments Upon Termination or Change in Control." While a Named Executive Officer holds unvested restricted shares, he or she is entitled to all the rights of ownership with respect to the shares, including the right to vote the shares and receive dividends thereon (except that any dividends or other distributions paid in any form other than cash will subject to forfeiture restrictions applicable to the underlying award).

Stock option grants, restricted stock awards, performance-based awards and phantom stock awards are expensed to comply with Financial Accounting Standards Board, Accounting Standards Codification, Topic 718, Compensation—Stock Compensation ("FASB ASC Topic 718—Stock Compensation"). There is no program, plan or practice to time the grant of stock options or award restricted stock to executives in coordination with the release of material non-public information. Except in special circumstances, equity grants are made to employees annually at the time of the Board of Directors' February meeting. Executive officers and directors are expressly prohibited from trading options or any derivative type of contract related to the Company's stock.

Spin-Off Adjustments to Outstanding Awards. Pursuant to the spin-off of Civeo Corporation, the restricted stock and options for the 2001 Equity Participation Plan participants were adjusted to account for the dilutive effect of the spin-off on the Company's share price. For vested restricted stock awards, two shares of Civeo common stock were awarded for every one share of Company common stock held at the close of business on the record date for the distribution. For option awards, unvested restricted stock awards and performance-based awards held by individuals who remained employed by the Company following the spin-off, the number of shares subject to the award and, if applicable, the exercise price thereof, was equitably adjusted in a manner intended to preserve the value of the award such that the participant would not enjoy an increase or suffer a decrease in award value pre- and post-spinoff. In making such adjustment, the conversion ratio was based on the simple average of the volume weighted average per share price of the Company's common stock on the date of the spin-off and the two immediately preceding trading days and the first three trading days following the spin-off. Given the spin-off of approximately 50% the assets and approximately 33% of the revenues, respectively, of the Company, the Compensation Committee recognized that the performance criteria originally established at the date of award in connection with the initial awards had been altered materially by the spin-off and should be adjusted. Accordingly, the performance-based awards granted in 2012 and 2013 were converted into time-based restricted stock awards based upon a 200% performance achievement level (the Company's actual performance attained up to the spin-off), with the resulting number of shares adjusted by the same conversion ratio and the original vesting period maintained.

Benefits

Employee benefits are designed to be broad based, competitive and to attract and retain employees. From time to time the Compensation Committee reviews plan updates and recommends that the Company implement certain changes to existing plans or adopt new benefit plans.

Health and Welfare Benefits

The Company offers a standard range of health and welfare benefits to all employees including executives. These benefits include: medical, prescription drug, vision and dental coverages, life insurance, accidental death and dismemberment, long-term disability insurance, flexible spending accounts, employee assistance, business travel accident insurance and 529 college savings plans. Executive officers make the same contributions for the same type of coverage and receive the same level of benefit as any other employee for each form of coverage/benefit.

Retirement Plans

The Company does not offer a defined benefit retirement plan. The Company does offer a defined contribution 401(k) retirement plan to substantially all of its U.S. employees. Participants may contribute from 1% to 75% of their base pay and cash incentive compensation (subject to U.S. Internal Revenue Service ("IRS") limitations), and the Company makes matching contributions under this plan on the first 6% of the participant's compensation (100% match of the first 4% employee contribution and 50% match on the next 2% contribution). Company matching contributions vest at a rate of 20% per year for each of the employee's first five years of service and then are immediately vested thereafter.

Deferred Compensation Plan

The Company maintains a nonqualified deferred compensation plan (the "Deferred Compensation Plan") that permits eligible employees and directors to elect to defer all or a part of their cash compensation (base and/or incentives) from the Company until the termination of their status as an employee or director or in the event of a change of control. Employees, including the Named Executive Officers, that participate in the Deferred Compensation Plan do not receive any additional compensation other than the employer match on compensation deferred equivalent to what would have been matched in the Company's 401(k) plan, absent certain IRS limitations. A deferral election may provide for deferring different forms or levels of compensation (base salary and/or incentive compensation) during the year. The Compensation Committee administers the Deferred Compensation Plan. Participating employees are eligible to receive from the Company a matching deferral under the Deferred Compensation Plan that is intended to compensate them for contributions they could not receive from the Company under the 401(k) plan due to the various limits imposed on 401(k) plans by U.S. federal income tax laws. Directors who elect to participate in the Deferred Compensation Plan do not receive any matching contributions. Additional details regarding the Deferred Compensation Plan are contained within the section below titled "Nonqualified Deferred Compensation."

Other Perquisites and Personal Benefits

The Company does not generally offer any perquisites or other personal benefits to any executive with an aggregate value over $10,000. Some executives do have Company paid club memberships, which are used for personal and business purposes.

Compensation Consultant

In 2016, the Compensation Committee engaged Frederic W. Cook & Co., Inc. (the "Consultant") to provide independent advice on executive compensation matters. In 2016, the Consultant confirmed to the Compensation Committee Chairman certain industry compensation data provided by management and provided feedback regarding proposed compensation terms and decisions to the Compensation Committee. The Compensation Committee Chairman pre-approved the scope of the work to be performed by the Consultant and the fee arrangement with the Consultant was based on agreed upon rates per hour. The Consultant's engagement was limited to executive compensation projects requested by the Compensation Committee, and no other services were provided to the Company or management. Fees paid to the Consultant in 2016 did not exceed $20,000.

Executive Compensation Policies

The following is a summary of some of our executive compensation practices and policies.

What We Do	What We Don't Do
✓ Performance-based compensation	✗ NO hedging of our stock
✓ Balance of short- and long-term incentives	✗ NO pledging of our stock
✓ Challenging stock ownership guidelines	✗ NO tax gross-ups in post-2009 agreements
✓ Consider peer group reports when establishing compensation	✗ NO excessive perquisites
✓ Risk assessment	✗ NO guaranteed bonuses
✓ Clawback policy	✗ NO stock repricing

- *Repricing Stock Options*—The Company's practice is to price awards at the market price on the date of award. The Company's 2001 Equity Participation Plan prohibits any repricing of options without stockholders' approval.
- *Securities Trading Policy*—The Company prohibits directors, officers and employees from trading the Company's securities on the basis of material, non-public information or "tipping" others who may so trade on such information. In addition, the policy prohibits certain officers, directors, and related persons from trading in the Company's securities without obtaining prior approval from the Company's Compliance Officer. Executive officers and directors are expressly prohibited from trading options or any derivative type of contract related to the Company's stock.
- *Anti-Hedging/Anti-Pledging*—Directors and officers are prohibited from (i) purchasing any financial instrument that is designed to hedge or offset any decrease in the market value of the Company's stock, including prepaid variable forward contracts, equity swaps, collars and exchange funds; (ii) engaging in short sales related to the Company's common stock; (iii) placing standing orders; (iv) holding Company stock in margin accounts; and (v) pledging Company securities as collateral for a loan.
- *Tax Deductibility of Compensation*—Section 162(m) of the Internal Revenue Code, enacted in 1993, imposes a limit of $1 million on the amount that a publicly held corporation may deduct in any year for the compensation paid or accrued with respect to its Chief Executive Officer and each of its three other most highly compensated executive officers (other than the Chief Executive Officer and the Chief Financial Officer), unless compensation is performance-based. While the Company cannot predict with certainty how the compensation of our applicable Named Executive Officers might be affected in the future by Section 162(m), or applicable tax regulations issued hereunder, the Company considers the tax deductibility of executive compensation when designing and making decisions with respect to maintaining the executive compensation program as described herein.
- *Incentive Compensation Clawback Policy*— The Company adopted an incentive compensation clawback policy effective January 1, 2017. The policy provides the Company with the ability, in appropriate circumstances, to seek restitution of any performance-based compensation received by an employee as a result of such employee's fraud or misconduct, resulting in a material misstatement contained in the Company's financial statements, which results in a restatement of these financial statements.

- *Executive Stock Ownership and Retention Guidelines*—Effective February 16, 2007 (amended effective January 1, 2017), Executive Stock Ownership and Retention Guidelines were adopted by the Compensation Committee to further align the interests of executives with the interests of stockholders and further promote the Company's commitment to sound corporate governance. The Executive Stock Ownership Guidelines are calculated based on a multiple of the executive's base salary, which is then converted to a fixed number of shares. Once the ownership guideline is established for an executive and communicated, the executive has five years to attain the targeted level of ownership. An executive's ownership guideline does not automatically change as a result of changes in his or her base salary or fluctuations in the Company's common stock price. However, the Compensation Committee may, from time to time, reevaluate and revise participants' guidelines to incorporate these types of events. An executive's stock ownership guideline may also increase because of a change in title.

The ownership guidelines for the senior executives are as follows:

Position	Multiple of Salary
Chief Executive Officer	5X
Executive Officers (Section 16)	2X

Stock that counts toward satisfaction of the stock ownership guidelines includes:

- Company shares owned outright (i.e. open market purchases) by the executive or his or her immediate family members residing in the same household;
- Shares owned indirectly by the executive officer (e.g., by a spouse or other immediate family member or a trust for the benefit of the executive officer or his or her family), whether held individually or jointly;
- Time-based restricted shares granted to the executive officer under the Company's long-term stock incentive plans;
- Shares represented by amounts invested in the executive officer's account under the Company's 401(k) plan; and
- Shares held on behalf of the executive officer that are deemed invested in shares under the Company's Deferred Compensation Plan.

Covered executives are required to achieve their stock ownership guideline within five years from inclusion in the program and continue to maintain and hold the level of stock ownership as long as they are executive officers of the Company. All covered executives were in compliance with the Executive Stock Ownership and Retention Guidelines as of December 31, 2016.

Executive and Change of Control Agreements

The Company maintains Executive Agreements with its Named Executive Officers. The Executive Agreements are not considered employment agreements and the executives are employed "at will" by the Company. These agreements provide protection in the event of a qualified termination, which is defined as an (i) involuntary termination of the executive officer by the Company other than for "Cause" or (ii) either an involuntary termination other than for "Cause" or a voluntary termination by the executive

for "Good Reason," in each case, during a specified period of time after a corporate "Change of Control" (as defined in each Executive Agreement) of the Company. The triggering events were selected due to the executive not having complete control of his or her circumstances. Executives are exercising control over their circumstances when they resign voluntarily without Good Reason or are terminated for Cause. As a result, these events do not trigger any payments.

If a qualified termination occurs other than during the 24-month period following a corporate Change of Control, the Executive Agreements provide (i) for payments based on the executive officer's base salary and target annual bonus amount, (ii) that all restrictions on restricted stock, performance-based stock and phantom stock units will lapse and (iii) for continued health benefits for 24 months. Any vested, non-qualified stock options would expire after 3 months of the date of termination if not exercised prior to their expiration.

The Change of Control provision in the Executive Agreement is intended to encourage continued employment by the Company of its executive officers and to allow such executive to be in a position to provide assessment and advice to the Board of Directors regarding any proposed Change of Control without concern that such executive might be unduly distracted by the uncertainties and risks created by a proposed Change of Control. Unlike "single trigger" plans that pay out immediately upon a change of control, the Company's Executive Agreement requires a "double trigger" (i.e. a change of control along with an involuntary loss of employment). If a qualified termination occurs during the 24-month period following a corporate Change of Control, the agreements provide for a lump sum payment to the executive officer based on the executive officer's base salary and target annual incentive amount. In addition, with respect to such a qualified termination, the Executive Agreements provide that all restricted stock, performance-based stock, phantom stock and options will become vested, that all restrictions on such awards will lapse and that outstanding stock options will remain exercisable for the remainder of their terms. The executive officer will also be entitled to (A) health benefits until the earlier of (i) 36 months and (ii) the date the executive begins receiving comparable benefits from a subsequent employer, (B) vesting of all contributions to our 401(k) plan and Deferred Compensation Plan to the extent not already vested and (C) outplacement services equal to a maximum of 15% of the executive's salary at the time of termination until the earliest to occur of (i) December 31 of the second calendar year following the year of termination and (ii) the date the executive accepts subsequent employment. Executive Agreements entered into previously with Mrs. Taylor and Messrs. Cragg and Steen entitle the

executive to be made whole for any excise taxes incurred with respect to severance payments that are in excess of the limits set forth under the Internal Revenue Code. The Company discontinued the practice of providing tax gross-ups in its Executive Agreements several years ago, and accordingly, the Executive Agreements entered into with Messrs. Hajdik and Moses do not contain excise tax gross up protection. See "Potential Payments Under Termination or Change of Control" in this Proxy Statement for additional disclosures of severance and Change of Control payments for Named Executive Officers.

The Executive Agreements have a term of three years and are extended automatically for one additional day on a daily basis for a period of three years, unless notice of non-extension is given by the Board of Directors of the Company, in which case the Executive Agreement will terminate on the third anniversary of the date notice is given. To receive benefits under the Executive Agreement, the executive officer will be required to execute a release of all claims against the Company. Certain terms of the Executive Agreements are summarized below.

Cindy B. Taylor. Under the terms of Mrs. Taylor's Executive Agreement, she will be entitled to receive a lump sum payment equal to two and one half times her base salary and target annual incentive amount if a qualified termination occurs during the 24-month period following a corporate Change of Control. If a qualified termination occurs other than during the 24-month period following a corporate Change of Control, Mrs. Taylor will be entitled to receive a lump sum payment equal to one and one half times her base salary and target annual incentive amount as well as other benefits described above.

All Other Named Executive Officers. Under the terms of each of their Executive Agreements, the executive officer will be entitled to receive a lump sum payment equal to two times his base salary and target annual incentive amount if a qualified termination occurs during the 24-month period following a corporate Change of Control. If a qualified termination occurs other than during the 24-month period following a Change of Control, the executive officer will be entitled to receive a lump sum payment equal to his base salary and target annual incentive amount as well as other benefits described above.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis filed in this document. The Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into our Annual Report on Form 10-K for the year ended December 31, 2016.

THE COMPENSATION COMMITTEE

Gary L. Rosenthal, Chairman
Mark G. Papa
Stephen A. Wells

SUMMARY COMPENSATION TABLE

The table below summarizes the total compensation paid or earned by our Named Executive Officers for each fiscal year in the three year period ended December 31, 2016. The Company has not entered into any employment agreements with any of our Named

Executive Officers. When setting total compensation for each of our Named Executive Officers, the Compensation Committee reviews tally sheets which show the executive's compensation over the last several years, including equity- and non-equity-based compensation.

Name and Principal Position	Year	Salary ($)	Stock Awards ($) (1)	Option Awards ($) (1)	Non-Equity Incentive Plan Compensation ($) (2)	All Other Compensation ($) (4)	Total ($)
Cindy B. Taylor President & Chief Executive Officer	2016	800,000	2,350,007	—	411,783	43,730	3,605,520
	2015	800,000	2,501,454	619,380	—	111,537	4,032,371
	2014	790,385	3,307,739	320,290	1,302,624	112,228	5,833,266
Lloyd A. Hajdik Executive Vice President, Chief Financial Officer & Treasurer	2016	396,442	1,850,004	—	142,842	27,742	2,417,030
	2015	375,000	820,004	202,864	—	39,385	1,437,253
	2014	375,000	829,543	105,696	369,484	236,562	1,916,285
Christopher E. Cragg Executive Vice President, Operations	2016	400,000	899,998	—	65,885	21,806	1,387,689
	2015	400,000	939,684	232,834	—	46,878	1,619,396
	2014	390,385	967,126	128,116	481,222	47,471	2,014,320
Lias J. Steen Executive Vice President, Human Resources & Legal	2016	400,000	849,986	—	144,124	25,476	1,419,586
	2015	400,000	911,772	225,841	—	52,735	1,590,348
	2014	390,385	967,126	128,116	452,034	60,068	1,997,729
Philip S. Moses Executive Vice President, Offshore Products (3)	2016	350,000	849,986	—	470,243	28,800	1,699,029
	2015	330,000	600,096	148,318	195,750	37,913	1,312,077

(1) These columns represent the dollar amounts for the years shown of the aggregate grant date fair value of restricted stock awards, performance-based awards and option awards, as applicable, granted in those years computed in accordance with FASB ASC Topic 718—Stock Compensation. Values actually earned can vary greatly from reported amounts depending upon movements in the stock price during the vesting period. Generally, the aggregate grant date fair value is the aggregate amount that the Company expects to expense in its financial statements over the award's vesting schedule (generally three to four years) and, for performance-based awards, is based upon the probable outcome of the applicable performance conditions. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. These amounts reflect the Company's future accounting expense for these awards and options, and do not necessarily correspond to the actual value that will be recognized by our Named Executive Officers. All options awarded were priced at the date of the award. See Note 15 to our consolidated financial statements included in our Form 10-K for additional detail regarding assumptions underlying the value of these awards. The performance-based stock awards can potentially achieve a maximum number of shares equal to 200% of the target level of shares, depending on the Company's performance. The 200% number of shares is reflected in the Grants of Plan-Based Awards table below. See footnotes (10) and (12) on page 41 for the performance level achieved to date for the performance-based stock awards.

(2) Amounts of "Non-Equity Incentive Plan Compensation" paid to each applicable Named Executive Officer were made pursuant to the Company's Annual Incentive Compensation Plan. For a description of this plan please see "Compensation Discussion and Analysis—Elements of Compensation—Annual Cash Incentive Compensation."

(3) No amounts are reflected with respect to Mr. Moses in 2014, as Mr. Moses was not a Named Executive Officer of the Company until 2015.

(4) The 2016 amount shown in "All Other Compensation" column reflects the following for each Named Executive Officer:

	Retirement Plan Match ($) (a)	Deferred Compensation Plan Match ($) (a)	Other ($) (b)	Total ($)
Cindy B. Taylor	16,585	23,438	3,707	43,730
Lloyd A. Hajdik	23,465	(1,942)	6,219	27,742
Christopher E. Cragg	13,250	6,750	1,806	21,806
Lias J. Steen	21,095	(1,095)	5,476	25,476
Philip S. Moses	12,314	15,918	568	28,800

(a) Represents the matching contributions and adjustments made by the Company to each of our Named Executive Officers pursuant to the 401(k) Retirement Plan and the Deferred Compensation Plan as more fully described in "Nonqualified Deferred Compensation," included herein.

(b) The amounts shown in the "Other" column in the table above include club dues and the imputed income attributable to term life insurance benefits provided for Messrs. Hajdik, Cragg, Moses and Steen and Mrs. Taylor.

GRANTS OF PLAN-BASED AWARDS

The following table provides information about equity and non-equity awards granted to our Named Executive Officers in 2016, including the following: (1) the grant date; (2) the estimated possible payouts under the non-equity incentive plan, which is discussed in "Compensation Discussion and Analysis—Elements of Compensation—Annual Cash Incentive Compensation", included herein; (3) the number of performance-based awards pursuant to the Company's 2001 Equity Participation Plan; (4) the number of restricted stock awards pursuant to the Company's 2001 Equity Participation Plan; (5) the number of stock option awards, which consist of the number of shares underlying stock options awarded, pursuant to the Company's 2001 Equity Participation Plan; (6) the exercise price of the stock option awards, which reflects the NYSE Closing Price on the grant date; and (7) the fair value of each equity award computed in accordance with FASB ASC Topic 718—Stock Compensation as of the grant date.

Name	Plan	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Performance-Based Stock Awards(2)			All Other Stock Awards: Number of Shares of Stock or Units (#) (3)	All Other Options Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Options Awards ($/SH)	Grant Date Fair Value of Stock and Option Awards ($) (4)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Cindy B. Taylor	AICP		—	800,000	1,600,000							
	2001 Plan	2/17/2016				15,623	31,245	62,490				775,501
	2001 Plan	2/17/2016							63,437			1,574,506
	2001 Plan	2/17/2016								—	—	—
Lloyd A. Hajdik(5)	AICP		—	277,509	555,018							
	2001 Plan	2/17/2016				5,651	11,301	22,602				280,491
	2001 Plan	2/17/2016							22,945			569,495
	2001 Plan	2/17/2016								—	—	—
	2001 Plan	8/23/2016							30,666			1,000,018
Christopher E. Cragg	AICP		—	320,000	640,000							
	2001 Plan	2/17/2016				5,983	11,966	23,932				296,996
	2001 Plan	2/17/2016							24,295			603,002
	2001 Plan	2/17/2016								—	—	—
Lias J. Steen	AICP		—	280,000	560,000							
	2001 Plan	2/17/2016				5,651	11,301	22,602				280,491
	2001 Plan	2/17/2016							22,945			569,495
	2001 Plan	2/17/2016								—	—	—
Philip S. Moses	AICP		—	280,000	560,000							
	2001 Plan	2/17/2016				5,651	11,301	22,602				280,491
	2001 Plan	2/17/2016							22,945			569,495
	2001 Plan	2/17/2016								—	—	—

(1) The amounts shown in the column "Target" reflect the target level of bonus payable under the Company's AICP (see discussion in "Compensation Discussion and Analysis—Elements of Compensation—Annual Cash Incentive Compensation", included herein) which is based on an executive's base salary paid during the year multiplied by the executive's bonus percentage. The base salary used in this table is the base salary in effect as of December 31, 2016; however, actual awards are calculated based on a participant's eligible AICP earnings paid in the year. The amount shown in the "Maximum" column represents 200% of the target amount. Performance results at or below the threshold level percentage of performance targets established under the AICP will result in no payments being made under the AICP. The threshold level percentage ranged from 75% to 85% of target in 2016, depending on the business unit involved. If the performance results fall between the threshold level and the target level, 0 – 100% of the target level bonus will be paid out proportionately to the distance such performance results fall between the two levels. If the performance results fall between the target level and the maximum level, 100 – 200% of the target level bonus will be paid out proportionately to the distance such performance results fall between the two levels.

(2) The amounts shown under "Estimated Future Payouts Under Equity Plan Awards" include performance-based awards as described as "Elements of Compensation – Long-Term Incentives" in this proxy statement. Target level performance of awards granted in 2016 is based on Relative TSR. Relative TSR is to be calculated based on average stock prices for the last 20 trading days of the calendar year preceding the performance period (i.e. last 20 trading days of 2015) compared to the last 20 trading days at the end of the performance period (i.e. last 20 trading days of 2018) compared against the 2016 peer group. If the Relative TSR performance is less than 25%, 100% of the performance-based awards will be forfeited. If the performance is between 25%-74%, 50% up to 193% of the performance-based awards will vest. If the performance is greater than or equal to 75%, the performance-based awards vest at 200%. As of December 31, 2016, the performance-based awards measured on Relative TSR were at a 125% achievement level.

(3) The amounts shown in "All Other Stock Awards" column reflect the number of restricted stock awards granted in 2016 pursuant to the Company's 2001 Equity Participation Plan. These awards carry a three year vesting requirement to be fully earned.

(4) This column shows the full grant date fair value of restricted stock awards, performance-based stock awards, phantom stock awards and stock options computed under FASB ASC Topic 718—Stock Compensation which were granted to our Named Executive Officers during 2016. Generally, the full grant date fair value is the amount that the Company would expense in its financial statements over the award or option vesting schedule and, for performance- based awards, is based upon the probable outcome of the applicable performance conditions.

(5) Mr. Hajdik was granted an additional retention grant of 30,666 shares on August 23, 2016.

While not considered employment agreements, each of our Named Executive Officers is party to an Executive Agreement. For a description of these agreements, please see "Compensation Discussion and Analysis—Executive and Change of Control Agreements." The compensation amounts described in the preceding table were determined as described under "Compensation Discussion and Analysis—Elements of Compensation." The material terms of the awards reported in the Grants of Plan-Based Awards Table below are described in the "Compensation Discussion and Analysis—Elements of Compensation—Annual Cash Incentive Compensation" and "—Long-Term Incentives."

OUTSTANDING EQUITY AWARDS AT 2016 FISCAL YEAR END

The following table provides information on the holdings of stock options and stock awards by our Named Executive Officers as of December 31, 2016. This table includes unexercised and unvested option awards and unvested stock awards, including restricted stock awards, performance-based awards and phantom stock awards. Each equity grant is shown separately for each Named Executive Officer. The vesting schedule for each grant is provided in the footnotes following this table, based on the option or stock award grant date or other factors, as discussed. Accelerated vesting provisions applicable to the outstanding awards are described below under "—Potential Payments Upon Termination or Change in Control." The market value of the stock awards is based on the closing market price of the Company's common stock as of December 31, 2016, which was $39.00. In accordance with disclosure requirements, performance-based awards have been presented in the table below assuming that the performance period ended on December 31, 2016 and that the performance level achievement would have been at target for the 2015 awards. However, the actual performance level achieved at December 31, 2016 was 0% of target for the 2015 awards. The actual performance period for 2015 awards will end on December 31, 2017. For additional information about these awards, see the description of equity incentive compensation in "Compensation Discussion and Analysis," included herein.

	Option Awards				Stock Awards			
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($) (1)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units of Stock that Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Performance Shares, Units or Other Rights that Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Performance Shares, Units or Other Rights that Have Not Vested ($)
Cindy B. Taylor	25,737 (2)		43.95	2/17/2021				
	27,453 (3)		49.33	2/16/2022				
	16,990 (4)	5,662 (4)	46.78	2/19/2023				
	8,580 (6)	8,578 (6)	58.54	2/19/2024				
	11,625 (8)	34,875 (8)	42.29	2/18/2025				
					7,659 (5)	298,701		
					15,442 (7)	602,238		
					22,181 (9)	865,059		
					63,437 (11)	2,474,043		
							29,575 (10)	1,153,425
							39,056 (12)	1,523,194
Lloyd A. Hajdik	2,832 (6)	2,830 (6)	58.54	2/19/2024				
	3,808 (8)	11,422 (8)	42.29	2/18/2025				
					5,062 (7)	197,418		
					7,271 (9)	283,569		
					22,945 (11)	894,855		
					30,666 (13)	1,195,974		
							9,695 (10)	378,105
							14,126 (12)	550,924

Name	Option Awards				Stock Awards			
	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($) (1)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units of Stock that Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Performance Shares, Units or Other Rights that Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Performance Shares, Units or Other Rights that Have Not Vested ($)
Christopher E. Cragg	4,289 (2)		43.95	2/17/2021				
	7,721 (3)		49.33	2/16/2022				
	5,148 (4)	1,715 (4)	46.78	2/19/2023				
	3,432 (6)	3,431 (6)	58.54	2/19/2024				
	4,370 (8)	13,110 (8)	42.29	2/18/2025				
					2,359 (5)	92,001		
					4,718 (7)	184,002		
					8,332 (9)	324,948		
					24,295 (11)	947,505		
							11,110 (10)	433,290
							14,958 (12)	583,343
Lias J. Steen	4,289 (2)		43.95	2/17/2021				
	7,721 (3)		49.33	2/16/2022				
	5,148 (4)	1,715 (4)	46.78	2/19/2023				
	3,432 (6)	3,431 (6)	58.54	2/19/2024				
	4,239 (8)	12,716 (8)	42.29	2/18/2025				
					2,359 (5)	92,001		
					4,718 (7)	184,002		
					8,085 (9)	315,315		
					22,945 (11)	894,855		
							10,780 (10)	420,420
							14,126 (12)	550,924
Philip S. Moses	5,147 (2)		43.95	2/17/2021				
	5,147 (3)		49.33	2/16/2022				
	3,861 (4)	1,286 (4)	46.78	2/19/2023				
	2,231 (6)	2,230 (6)	58.54	2/19/2024				
	2,784 (8)	8,351 (8)	42.29	2/18/2025				
					1,287 (5)	50,193		
					2,574 (7)	100,386		
					5,321 (9)	207,519		
					22,945 (11)	894,855		
							7,095 (10)	276,705
							14,126 (12)	550,924

(1) Pursuant to the spin-off of Civeo Corporation, the restricted stock and options for the 2001 Equity Participation Plan participants were adjusted to account for the dilutive effect of the spin-off on the Company's share price. For option awards, the conversion ratio was based on the simple average of the volume weighted average per share price of the Company's common stock on the date of the spin off and the two immediately preceding trading days and the first three trading days following the spin-off. These adjustments were necessary to ensure that the value of the original award was preserved so that the participants would not enjoy an increase in value nor suffer a decrease in value as a result of the spin-off.

(2) Stock option award of 2/17/2011 that were fully vested at December 31, 2015.

(3) Stock option award of 2/16/2012 that were fully vested at December 31, 2016.

(4) Stock option award of 2/19/2013 that vests at the rate of 25% per year, with vesting dates of 2/19/2014, 2/19/2015, 2/19/2016 and 2/19/2017.

(5) Restricted stock award of 2/19/2013 that vests at the rate of 25% per year, with vesting dates of 2/19/2014, 2/19/2015, 2/19/2016 and 2/19/2017.

(6) Stock option award of 2/19/2014 that vests at the rate of 25% per year, with vesting dates of 2/19/2015, 2/19/2016, 2/19/2017 and 2/19/2018.

(7) Restricted stock award of 2/19/2014 that vests at the rate of 25% per year, with vesting dates of 2/19/2015, 2/19/2016, 2/19/2017 and 2/19/2018.

(8) Stock option award of 2/18/2015 that vests at the rate of 25% per year, with vesting dates of 2/18/2016, 2/18/2017, 2/18/2018 and 2/18/2019.

(9) Restricted stock award of 2/18/2015 that vests at the rate of 25% per year, with vesting dates of 2/18/2016, 2/18/2017, 2/18/2018 and 2/18/2019.

(10) Performance-based stock award granted on 2/18/2015 that will vest based on the Company's after-tax ROIC performance over the three year period from January 1, 2015 to December 31, 2017. Performance level achievement through December 31, 2016 is 0% of target.

(11) Restricted stock award of 2/17/2016 that vests at the rate of 33% per year, with vesting dates of 2/17/2017, 2/17/2018 and 2/17/2019.

(12) Performance-based stock award granted on 2/17/2016 that will vest based on Relative TSR compared against the 2016 peer group over the three year period from January 1, 2016 to December 31, 2018. Performance level achievement through December 31, 2016 is 125% of target.

(13) Restricted stock award of 8/23/2016 that vests at the rate of 33% per year, with vesting dates of 8/23/2017, 8/23/2018 and 8/23/2019.

OPTION EXERCISES AND STOCK VESTED

The following table provides information for our Named Executive Officers on (1) stock option exercises during 2016, including the number of shares acquired upon exercise and the value realized and (2) the number of shares acquired upon the vesting of stock awards and the value realized, in each case before payment of any applicable withholding tax or exercise prices.

	Option Awards (1)		Stock Awards (2)	
Name	Number of Shares Acquired on Exercise (#)	Pre-tax Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Pre-tax Value Realized on Vesting ($)
Cindy B. Taylor	—	—	114,878	2,783,064
Lloyd A. Hajdik	—	—	4,955	122,524
Christopher E. Cragg	—	—	22,940	560,409
Lias J. Steen	—	—	22,857	558,326
Philip S. Moses	—	—	16,144	394,115

(1) Amounts in the value column reflect the dollar amount realized upon exercise of stock options in 2016, computed by determining the difference between the closing price of the underlying securities at exercise and the exercise or base price of the options.

(2) Reflects shares received pursuant to restricted stock awards under the 2001 Equity Participation Plan for grants made in 2012 through 2015 to each Named Executive Officer. The value realized upon vesting of these awards represents the aggregate dollar amount realized by the Named Executive Officer upon vesting computed by multiplying the number of shares of stock or units by the closing price of the underlying shares on the applicable vesting date.

NONQUALIFIED DEFERRED COMPENSATION

Deferred Compensation Plan

The Company maintains the Deferred Compensation Plan, which is a nonqualified deferred compensation plan for U.S. citizens that permits our directors and eligible employees to elect to defer all or a part of their cash compensation (base and/or incentive pay) from us until the termination of their status as a director or employee or a change of control.

Employees that participate in the Deferred Compensation Plan do not receive any additional compensation other than the employer match on compensation deferred equivalent to what would have been matched in the Company's 401(k) plan, absent certain IRS limitations. A deferral election may provide for deferring different forms or levels of compensation (base salary and/or incentive

compensation) during the year. The Compensation Committee administers the Deferred Compensation Plan. Participating employees are eligible to receive from the Company a matching deferral under the Deferred Compensation Plan that is intended to compensate them for contributions they could not receive from the Company under the 401(k) plan due to the various limits imposed on 401(k) plans by U.S. federal income tax laws. Directors who elect to participate in the Deferred Compensation Plan do not receive any matching contributions.

Participants in the Deferred Compensation Plan are able to invest contributions made to the Deferred Compensation Plan in investment funds approved by a Retirement Plan Compensation

Committee, which also mirror the 401(k) plan investment funds. The Company percentage match on employee contributions vests in the same manner as in the Company's 401(k) plan. Employee contributions into the Deferred Compensation Plan are automatically vested and an employee can defer all of their salary and bonus compensation. Since the investment choices under the Deferred Compensation Plan are identical to the choices available under our 401(k) Plan, no above market or preferential earnings are provided under the Deferred Compensation Plan. As such, no earnings on Deferred Compensation Plan amounts are reported in the Summary Compensation table. The Retirement Plan Compensation Committee is composed of employees of the Company. The Compensation Committee has established a grantor trust to hold the amounts deferred under the Deferred Compensation Plan by the Company's officers, and directors and other employees. All amounts deferred under the Deferred Compensation Plan remain subject to the claims of the Company's creditors.

Allocation of net income (or net loss) in each participant's account is divided into sub accounts to reflect each participant's deemed investment designation in a particular fund(s). As of each valuation date, the net income (or net loss) of each fund is allocated among the corresponding sub accounts of the participants. Each sub account is credited with (or debited for) that portion of such net income (or net loss) due to the change in the value of each corresponding sub account from the prior valuation date.

Generally, each participant in the Deferred Compensation Plan will receive (i) a lump sum distribution or installment payments (at the participant's election) upon termination of the participant's service with the Company and its affiliates or (ii) a lump sum distribution upon a change of control (as defined in the 2001 Equity Participation Plan). For "Key Employees," as defined in IRS regulations, distributions of deferrals made after 2004 due to the Key Employee's "separation from service" will generally be delayed at least six months. Any other withdrawals by the participant will be made in compliance with limitations imposed under Section 409A of the Internal Revenue Code.

Detailed below is activity in the Deferred Compensation Plan for each Named Executive Officer.

Name	Executive Contributions in Last Fiscal Year ($) (1)	Registrant Contribution in Last Fiscal Year ($) (2)	Aggregate Earnings (Loss) in Last Fiscal Year ($) (3)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance At Last Fiscal Year End ($)
Cindy B. Taylor	40,000	23,438	238,045	—	2,697,076
Lloyd A. Hajdik	3,965	(1,942)	7,944	—	90,451
Christopher E. Cragg	24,000	6,750	60,633	—	847,060
Lias J. Steen	24,000	(1,095)	27,407	—	332,538
Philip S. Moses	33,149	15,918	37,498	—	441,542

(1) All contribution amounts for the last fiscal year reported in this table are also included in the "Salary" and "Non-Equity Incentive Plan Compensation" amounts reported in the Summary Compensation Table for 2016.

(2) Amounts reported as Company matching contributions or adjustments in this column are also included in the "All Other Compensation" column of the Summary Compensation Table for 2016.

(3) This column represents net unrealized appreciation, depreciation, dividends and distributions from mutual fund investments for 2016 associated with investments held in the Deferred Compensation Plan for Mrs. Taylor and Messrs. Hajdik, Cragg, Steen and Moses.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE OF CONTROL

The table below reflects the amount of compensation to each of our Named Executive Officers of the Company in the event of a qualified termination, which is defined as (i) an involuntary termination of the executive officer by the Company other than for "Cause" or (ii) either an involuntary termination other than for "Cause" or a voluntary termination by the executive for "Good Reason," in each case, during a specified period of time after a corporate "Change of Control". "Cause" is defined as Executive's conviction of (or plea of nolo contendere to) a felony, dishonesty or a breach of trust as regards the Company or any subsidiary; Executive's commission of any act of theft, fraud, embezzlement or misappropriation against the Company or any subsidiary that is materially injurious to the Company or such subsidiary regardless of whether a criminal conviction is obtained; Executive's willful and continued failure to devote substantially all of his business time to the Company's business affairs (excluding

failures due to illness, incapacity, vacations, incidental civic activities and incidental personal time) which failure is not remedied within a reasonable time after written demand is delivered by the Company, which demand specifically identifies the manner in which the Company believes that Executive has failed to devote substantially all of his business time to the Company's business affairs; or Executive's unauthorized disclosure of confidential information of the Company that is materially injurious to the Company. "Good Reason" shall mean a material reduction in Executive's authority, duties or responsibilities from those in effect immediately prior to the Change of Control or the assignment to Executive of duties or responsibilities inconsistent in any material respect from those of Executive in effect immediately prior to the Change of Control; a material reduction of Executive's compensation and benefits, including, without limitation, annual base salary, annual bonus, and equity incentive opportunities, from those in effect immediately prior to the Change of Control; the Company's failure to obtain a written agreement from any successor or assigns of the Company to assume and perform the executive agreement; or the Company requires Executive, without Executive's consent, to be based at any office located more than 50 miles from the Company's offices to which Executive was based immediately prior to the Change of Control, except for travel reasonably required in the performance of Executive's duties. "Change of Control" shall mean any "person" (as such term is used in Section 13(d) and 14(d) of the Exchange Act), (other than a trustee or other fiduciary holding securities under an employee benefit plan of the Company or any corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company), acquires "beneficial ownership" (within the meaning of Rule 13d-3 under the Exchange Act) of securities of the Company representing 35% or more of the combined voting power of the Company's then outstanding securities; provided, however, that if the Company engages in a merger or consolidation in which the Company or surviving entity in such merger or consolidation becomes a subsidiary of another entity, then references to the Company's then outstanding securities shall be deemed to refer to the outstanding securities of such parent entity; a change in the composition of the Board, as a result of which fewer than a majority of the directors are Incumbent Directors. "Incumbent Directors" shall mean directors who either (i) are directors of the Company as of the Effective Date, or (ii) are elected, or nominated for election, to the Board with the affirmative votes of at least two-thirds of the Incumbent Directors at the time of such election or nomination, but Incumbent Director shall not include an individual whose election or nomination occurs as a result of either (1) an actual or threatened election contest (as such terms are used in Rule 14a-11 of Regulation 14A promulgated under the Exchange Act) or (2) an actual or

threatened solicitation of proxies or consents by or on behalf of a person other than the Board of Directors of the Company; the consummation of a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity (or if the surviving entity is or shall become a subsidiary of another entity, then such parent entity)) more than 50% of the combined voting power of the voting securities of the Company (or such surviving entity or parent entity, as the case may be) outstanding immediately after such merger or consolidation; the stockholders of the Company approve a plan of complete liquidation of the Company; or the sale or disposition (other than a pledge or similar encumbrance) by the Company of all or substantially all of the assets of the Company other than to a subsidiary or subsidiaries of the Company. See "Compensation Discussion and Analysis— Executive and Change of Control Agreements" herein for additional information; such Executive and Change of Control Agreements are referred to herein as "Executive Agreements." The scope and terms of compensation due to each Named Executive Officer upon voluntary terminations, early retirement, retirement, for Cause termination and in the event of disability or death of the executive are the same as for all salaried employees.

The amounts shown in the table assume that such qualified termination or a Change of Control was effective as of December 31, 2016 and, therefore, include compensation earned through such time and are estimates of the amounts which would be paid out to the executives upon their terminations or a Change of Control. The actual amounts to be paid can only be determined at the time of such executive's separation from the Company or upon a Change of Control event.

Executive and Change of Control Agreements

Per Mrs. Taylor's Executive Agreement, if Mrs. Taylor is terminated by the Company following a Change of Control (other than termination by the Company for Cause or by reason of death or disability), or if Mrs. Taylor terminates her employment for Good Reason, in either case, during the 24-month period following a corporate Change of Control, she is entitled to receive a lump sum severance payment of two and one half times the sum of her base salary and the target annual bonus that may be earned by her pursuant to the AICP for the year of termination. If Mrs. Taylor is terminated by the Company not for Cause other than during the 24-month period following a Change of Control, she is entitled to receive a lump sum severance payment of one and one half times the sum of her base salary and the target annual bonus that may be earned by her pursuant to the AICP for the year of termination.

Pursuant to the Company's other Named Executive Officers' Executive Agreements, if any of them is terminated by the Company following a Change of Control (other than termination by the Company for Cause, or by reason of death or disability), or if any of them voluntarily terminate their employment for Good Reason, in either case, during the 24-month period following a corporate Change of Control, then the affected Named Executive Officer is entitled to receive a lump sum severance payment of two times the sum of his base salary and the target annual bonus that may be earned by him pursuant to the AICP for the year of termination. If any of them are terminated by the Company not for Cause other

than during the 24-month period following a Change of Control, he is entitled to receive a lump sum severance payment of one times the sum of his base salary and the target annual bonus that may be earned by him pursuant to the AICP for the year of termination.

If any Named Executive Officer is terminated by the Company not for Cause other than during the 24-month period following a corporate Change of Control, the Executive Agreements provide (i) for the cash lump sum severance payments described above, (ii) that all restrictions on restricted stock and phantom stock units will lapse and (iii) for continued health benefits for 12 months. Any vested, non-qualified stock options would expire after 3 months of the date of termination if not exercised prior to their expiration.

The Change of Control provision in the Executive Agreements is intended to encourage continued employment by the Company of its executive officers and to allow such executives to be in a position to provide assessment and advice to the Board of Directors regarding any proposed Change of Control without concern that such executives might be unduly distracted by the uncertainties and risks created by a proposed Change of Control. Unlike "single trigger" plans that pay out immediately upon a change of control, the executive agreements require a "double trigger" (i.e. a change of control along with an involuntary loss of employment) for the payment of severance. If the qualified termination occurs during the 24-month period following a corporate Change of Control, the agreements provide for the cash lump sum severance payments described above. With respect to such a qualified termination, the executive officer will also be entitled to (A) health benefits until the earlier of (i) 36 months and (ii) the date the executive begins receiving comparable benefits from a subsequent employer, (B) vesting of all contributions to our 401(k) plan and Deferred Compensation Plan to the extent not already vested and (C) outplacement services equal to a maximum of 15% of the executive's salary at the time of termination until the earliest to occur of (i) December 31 of the second calendar year following the year of termination and (ii) the date the executive accepts subsequent employment. In addition, solely upon a Change of Control, the agreements provide that all restricted stock, performance-based

stock, phantom stock and options will become vested, that all restrictions on such awards will lapse and that outstanding stock options will remain exercisable for the remainder of their terms. Executive agreements entered into previously with Mrs. Taylor and Messrs. Cragg and Steen entitle the executive to be made whole for any excise taxes incurred with respect to severance payments that are in excess of the limits set forth under the Internal Revenue Code. Executive Agreements entered into with Messrs. Hajdik and Moses do not contain excise tax gross up protection.

To receive benefits under the Executive Agreement, the executive officer will be required to execute a release of all claims against the Company.

Deferred Compensation Plan

Generally, each participant in the Deferred Compensation Plan will receive, at the participant's election, a lump sum distribution or installment payments upon a change of control or a termination of the participant's service with the Company and its affiliates. For "Key Employees," as defined in IRS regulations, distributions of deferrals made after 2004 are delayed at least six months. Any other

withdrawals by the participant will be made in good faith compliance with 409A limitations. Please see "Nonqualified Deferred Compensation" for information regarding the aggregate balance of each Named Executive Officer who participates in the Deferred Compensation Plan and for additional information regarding payments under the Deferred Compensation Plan.

Equity Awards

The Company's stock option agreements provide that, in the event of an employee's disability, retirement or death, outstanding unvested stock options will become fully vested and will be exercisable for a period of one year following the employee's date of termination due to disability (within the meaning of Section 22(e)(3) of the Internal Revenue Code), retirement (on or after attainment of age 65 or, with the Compensation Committee's express written consent, on or after the age of 55) or death. The Company's restricted stock award agreements provide that restricted stock awards will become fully vested on (i) the date a Change of Control occurs or (ii) the termination of an employee's employment due to his death or a disability that entitles the employee to receive benefits under a long-term disability plan of the Company. The Company's performance-based award agreements provided that, if prior to the eighteen-month anniversary of the grant date of the award, (A) a Change of Control occurs, or (B) the employee retires or becomes disabled or dies, then the performance-based award will vest upon the occurrence of such event at such level as specified in the applicable award agreement.

The performance-based awards contain potential acceleration provisions that will depend upon the timing of the acceleration event in relation to the grant date of the award. Prior to the eighteen-month anniversary of the grant date of the award, in the event that a Change of Control occurs, or the employee becomes disabled or dies, then

the performance-based award will vest upon the occurrence of such event at the greater of "target" levels or a "determined percentage" of target. The determined percentage would be calculated using the actual level of performance attained for the award on the last day of the fiscal quarter that immediately precedes the Change of Control or the termination event, as applicable. In the event that the acceleration is due to the employee's disability or death, the determined percentage will be further multiplied by a fraction that is based upon the number of days the employee was actually employed during the performance period.

On or after the eighteen-month anniversary of the grant date of the performance-based award, in the event that a Change of Control occurs or the employee becomes disabled or dies, then the performance-based award will vest upon the occurrence of such event at the greater of "target" levels or the "determined percentage" of target described above. Also following the eighteen-month anniversary of the grant date, in the event that the employee retires (defined as a termination after the age of 60 that is due to a reason other than death or disability), the performance-based award will vest based upon actual performance on the date of the employee's retirement, but the award will be further multiplied by a fraction that is based upon the number of days the employee was actually employed during the performance period.

Quantification of Payments

Shown in the table below are potential payments upon the assumed (i) involuntary not for Cause termination of our Named Executive Officers other than during the 24-month period following a Change of Control, or (ii) involuntary not for Cause termination or termination by the Named Executive Officer for "Good Reason," in either case, during the 24-month period following a Change of

Control of the Company, occurring as of December 31, 2016. In addition, the tables that follow show the potential payments upon the hypothetical (i) disability, retirement or death of our Named Executive Officers, and (ii) Change of Control of the Company, in each case, occurring as of December 31, 2016.

Executive Benefits and Payments Upon Separation	Potential Payments Upon Termination and Change of Control			
	Involuntary Not for Cause Termination without a Change of Control on 12/31/2016 ($)	Termination with a Change of Control on 12/31/2016 ($)	Disability, Retirement, or Death on 12/31/2016 ($)	Change of Control on 12/31/2016 ($)
Cindy B. Taylor				
Compensation:				
Cash Severance	2,400,000	4,000,000	—	—
Stock Options (1)	—	—	—	—
Stock Awards (1)	7,854,600	7,854,600	7,854,600	7,854,600
Benefits & Perquisites:				
Health and Welfare Benefits (2)	22,731	33,754	—	—
Outplacement Assistance (3)	—	120,000	—	—
Tax Gross Up	—	—	—	—
Total:	10,277,331	12,008,354	7,854,600	7,854,600

Executive Benefits and Payments Upon Separation	Potential Payments Upon Termination and Change of Control			
	Involuntary Not for Cause Termination without a Change of Control on 12/31/2016 ($)	Termination with a Change of Control on 12/31/2016 ($)	Disability, Retirement, or Death on 12/31/2016 ($)	Change of Control on 12/31/2016 ($)
Lloyd A. Hajdik				
Compensation:				
Cash Severance	680,000	1,360,000	—	—
Stock Options (1)	—	—	—	—
Stock Awards (1)	3,649,035	3,649,035	3,649,035	3,649,035
Benefits & Perquisites:				
Health and Welfare Benefits (2)	22,731	33,754	—	—
Outplacement Assistance (3)	—	60,000	—	—
Total:	4,351,766	5,102,789	3,649,035	3,649,035

Executive Benefits and Payments Upon Separation	Potential Payments Upon Termination and Change of Control			
	Involuntary Not for Cause Termination without a Change of Control on 12/31/2016 ($)	Termination with a Change of Control on 12/31/2016 ($)	Disability, Retirement, or Death on 12/31/2016 ($)	Change of Control on 12/31/2016 ($)
Christopher E. Cragg				
Compensation:				
Cash Severance	720,000	1,440,000	—	—
Stock Options (1)	—	—	—	—
Stock Awards (1)	2,824,458	2,824,458	2,824,458	2,824,458
Benefits & Perquisites:				
Health and Welfare Benefits (2)	22,731	33,754	—	—
Outplacement Assistance (3)	—	60,000	—	—
Tax Gross Up	—	—	—	—
Total:	3,567,189	4,358,212	2,824,458	2,824,458

| | Potential Payments Upon Termination and Change of Control | | | |
Executive Benefits and Payments Upon Separation	Involuntary Not for Cause Termination without a Change of Control on 12/31/2016 ($)	Termination with a Change of Control on 12/31/2016 ($)	Disability, Retirement, or Death on 12/31/2016 ($)	Change of Control on 12/31/2016 ($)
Lias J. Steen				
Compensation:				
Cash Severance	680,000	1,360,000	—	—
Stock Options (1)	—	—	—	—
Stock Awards (1)	2,716,857	2,716,857	2,716,857	2,716,857
Benefits & Perquisites:				
Health and Welfare Benefits (2)	22,731	33,754	—	—
Outplacement Assistance (3)	—	60,000	—	—
Tax Gross Up	—	—	—	—
Total:	3,419,588	4,170,611	2,716,857	2,716,857

| | Potential Payments Upon Termination and Change of Control | | | |
Executive Benefits and Payments Upon Separation	Involuntary Not for Cause Termination without a Change of Control on 12/31/2016 ($)	Termination with a Change of Control on 12/31/2016 ($)	Disability, Retirement, or Death on 12/31/2016 ($)	Change of Control on 12/31/2016 ($)
Philip S. Moses				
Compensation:				
Cash Severance	630,000	1,260,000	—	—
Stock Options (1)	—	—	—	—
Stock Awards (1)	2,224,872	2,224,872	2,224,872	2,224,872
Benefits & Perquisites:				
Health and Welfare Benefits (2)	22,731	33,754	—	—
Outplacement Assistance (3)	—	52,500	—	—
Total:	2,877,603	3,571,126	2,224,872	2,224,872

(1) Reflects the value of unvested stock options, restricted stock awards and performance-based awards as of December 31, 2016 that would be accelerated as a result of the separation event based on the Company's stock price of $39.00, which was the closing market price of the Company's common stock as of December 30, 2016. Performance-based awards have been quantified assuming that the performance period ended on December 31, 2016 and that the performance level achievement would have been at target for the 2014, 2015 and 125% for the 2016 awards; however, the actual performance level achieved at December 31, 2016 was 0% of target for the 2014 and 2015 awards and 125% for the 2016 awards. The amounts reported in the "Stock Options" row, if any, would also be realized by the Named Executive Officers in the event of a Named Executive Officer's disability, retirement or death occurring on December 31, 2016. In addition, the amounts reported in the "Stock Awards" row would be realized by our Named Executive Officers in the event of the occurrence of a Change of Control (without the occurrence of a qualified termination) or upon our Named Executive Officer's death or disability, in each case, occurring on December 31, 2016.

(2) Reflects the estimated lump-sum present value of all future premiums which will be paid on behalf of the Named Executive Officer under the Company's health and welfare benefit plans for the applicable continuation period specified in the Executive Agreements.

(3) Reflects the maximum amount of outplacement assistance that would be provided for the Named Executive Officer pursuant to the Executive Agreement.

EQUITY COMPENSATION PLAN INFORMATION

The table below provides information relating to our equity compensation plans as of December 31, 2016:

Plan Category	Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights ($)	Number of Securities Remaining Available for Future Issuance Under Compensation Plans (Excluding Securities Reflected in First Column)
Equity compensation plans approved by security holders	715,095	49.11	1,276,175
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	715,095	49.11	1,276,175

Our 2001 Equity Participation Plan has been approved by our stockholders. Based upon the December 31, 2016 closing stock price of $39.00, all outstanding stock options are out-of-the-money.

PERFORMANCE GRAPH

The graph below matches the cumulative 5-Year total return of holders of Oil States International, Inc.'s common stock with the cumulative total returns of the S&P 500 index, the PHLX Oil Service Sector index and a customized peer group of sixteen companies that includes: Archrock, Inc., Bristow Group, Inc., Carbo Ceramics, Inc., Core Laboratories N.V., Dril-Quip, Inc., Forum Energy Technologies, Inc., Frank's International N.V., Helix Energy Solutions Group, Inc., Helmerich And Payne, Inc., Key Energy Services, Inc., McDermott International, Inc., Oceaneering International, Inc., Patterson-UTI Energy Inc., RPC, Inc., Superior Energy Services, Inc. and Tidewater, Inc. The graph assumes that the value of the investment in our common stock, in each index, and in the peer group (including reinvestment of dividends) was $100 on 12/31/2011 and tracks it through 12/31/2016.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Oil States International, Inc., the S&P 500 Index, the PHLX Oil Service Sector Index, and a Peer Group

OIL STATES INTERNATIONAL – NYSE

	Cumulative Total Return					
	12/11 ($)	12/12 ($)	12/13 ($)	12/14 ($)	12/15 ($)	12/16 ($)
OIL STATES INTERNATIONAL, INC.	100.00	93.68	133.19	112.08	62.46	89.39
S & P 500	100.00	116.00	153.58	174.60	177.01	198.18
PHLX OIL SERVICE SECTOR	100.00	102.12	133.74	112.55	86.56	109.23
PEER GROUP	100.00	101.09	143.72	102.07	72.96	92.89

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

ITEM 4: RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has appointed Ernst & Young LLP, an independent registered public accounting firm, to audit the consolidated financial statements of the Company for the year ending December 31, 2017. Ernst & Young LLP has audited the Company's consolidated financial statements since May 2000. Ratification of Ernst & Young LLP as the Company's independent registered public accounting firm for the year ending December 31, 2017 will require the affirmative vote of the holders of a majority of the shares present and entitled to be voted at the Annual Meeting. Although ratification is not required by our bylaws or otherwise, our Board of Directors is submitting the selection of Ernst & Young LLP to our stockholders for ratification as a matter of good corporate practice. If the selection is not ratified, the Audit Committee will consider whether it is appropriate to select another independent registered public accounting firm. Even if the selection is ratified, the Audit Committee, in its discretion, may select a different independent registered public accounting firm at any time during the year, if it determines that such a change would be in our best interest, and in the best interest of our stockholders.

AUDIT FEE DISCLOSURE

The following table shows the aggregate fees billed by, and paid to, Ernst & Young LLP in each of the last two fiscal years for the services indicated:

	2016	2015
	($ in thousands)	
Audit Fees	1,808	1,810
Audit-Related Fees	34	—
Tax Fees	685	46
All Other Fees	—	—
Total	2,527	1,856

Audit Fees. Audit fees relate primarily to the audit and quarterly reviews of the consolidated financial statements, the audit of internal controls over financial reporting, audits of subsidiaries, statutory audits of subsidiaries required by governmental or regulatory bodies, attestation services required by statute or regulation, comfort letters, consents, assistance with and review of documents filed with the SEC, work performed by tax professionals in connection with the audit and quarterly reviews, and accounting and financial reporting consultations and research work necessary to comply with accounting consultations billed as audit services, in accordance with the standards of the Public Company Accounting Oversight Board ("PCAOB").

Audit-Related Fees. Fees for audit-related services relate primarily to assurance and related services that are reasonably related to the performance of the audit or review of our financial statements not reported above under "Audit Fees", and principally include due diligence, accounting consultations, and audits in connection with acquisitions, and internal control reviews.

Tax Fees. Tax fees include fees for professional services provided for tax compliance, tax advice and tax planning, except those rendered in connection with the audit.

The charter of the Audit Committee provides that the Audit Committee is responsible for the pre-approval of all auditing services and permitted non-audit services to be performed for the Company by our independent registered public accounting firm in order to verify that the provision of such services does not impair the independent registered public accounting firm's independence. The Audit Committee has adopted the Audit Committee Pre-Approval Policy, effective as of February 19, 2008, pursuant to which the Audit Committee has granted general pre-approval of the specified audit, audit-related, tax and other services. The pre-approval policy provides that the Audit Committee must be promptly informed of the provision of any pre-approved services. Services to be provided by our independent registered public accounting firm that have not received general pre-approval, as set forth in the pre-approval policy, require specific pre-approval by the Audit Committee and must be submitted to the Audit Committee by the Chief Financial Officer or the Vice President, Controller and Chief Accounting Officer. Any such submission must include a statement as to whether, in such officer's view, the request or application is consistent with maintaining the independence of the independent registered public accounting firm in accordance with the SEC's rules on auditor independence. All services rendered by Ernst & Young LLP in 2016 were subject to our pre-approval policy. The Company has not agreed to indemnify Ernst & Young LLP in connection with any of their work, except for limited indemnification for certain tax compliance and tax advisory engagements. The Company has a policy that the hiring of any alumni of the Company's registered independent accounting firm must be pre-approved by either the Chief Financial Officer or the Vice President, Controller and Chief Accounting Officer to promote compliance with independence regulations.

Representatives of Ernst & Young LLP are expected to be present at the Annual Meeting and will be offered the opportunity to make a statement, if such representatives desire to do so. The representatives of Ernst & Young LLP will also be available to answer questions and discuss matters pertaining to the Report of Independent Registered Public Accounting Firm contained in the financial statements in our Annual Report on Form 10-K for the year ended December 31, 2016.

Vote Required

Ratification of Ernst & Young LLP as the Company's independent registered public accounting firm for the year ending December 31, 2017 will require the affirmative vote of the holders of a majority of the shares present and entitled to be voted at the Annual Meeting.

For purposes of voting on the ratification of the selection of our independent registered public accounting firm, abstentions will have the same effect as a vote against the proposal.

The Board of Directors recommends that stockholders vote **"FOR"** the ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the year ending December 31, 2017.

AUDIT COMMITTEE REPORT

The Audit Committee's role in the Company's corporate governance is summarized under the caption "Committees" beginning on page 21 above. The Audit Committee's role with respect to the Company's financial reporting process is set out in this report.

The Board of Directors appointed the undersigned directors as members of the Audit Committee and adopted a written charter setting forth the procedures and responsibilities of the committee. Each year, the Audit Committee reviews the charter and reports to the Board of Directors on its adequacy in light of applicable NYSE rules. In addition, the Company furnishes an annual written affirmation to the NYSE relating to Audit Committee membership, the independence and financial management expertise of the Audit Committee and the adequacy of the committee charter.

The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm retained to audit the Company's financial statements. The Audit Committee has appointed Ernst & Young LLP as the Company's independent external auditor for fiscal year 2017 (and the Audit Committee is seeking ratification by the Company's stockholders for this appointment at this Annual Meeting).

During the last year, and earlier this year in preparation for the filing with the SEC of the Company's Annual Report on Form 10-K for the year ended December 31, 2016 (the "10-K"), the Audit Committee:

- reviewed and discussed the audited financial statements with management and the Company's independent registered public accounting firm;
- reviewed the overall scope and plans for the audit and the results of the independent registered public accounting firm's examinations;
- met with management periodically during the year to consider the adequacy of the Company's internal controls and the quality of its financial reporting and discussed these matters with the Company's independent registered public accounting firm and with appropriate Company financial and compliance personnel;

- discussed with the Company's senior management, independent registered public accounting firm and the Vice President of Audit and Compliance the process used for the Company's Chief Executive Officer and Chief Financial Officer to make the certifications required by the SEC and the Sarbanes-Oxley Act of 2002 in connection with the 10-K and other periodic filings with the SEC;
- reviewed and discussed with the independent registered public accounting firm (1) their judgments as to the quality (and not just the acceptability) of the Company's accounting policies, (2) the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence, (3) the independent registered public accounting firm's independence, and (4) the matters required to be discussed with the Audit Committee under the Public Company Accounting Oversight Board applicable Auditing Standard 1301, "Communications with Audit Committees";
- based on these reviews and discussions, as well as private discussions conducted in executive sessions without management present with the independent registered public accounting firm and the Company's Vice President of Audit and Compliance, recommended to the Board of Directors the inclusion of the audited financial statements of the Company and its subsidiaries in the 10-K; and
- determined that the non-audit services provided to the Company by the independent registered public accounting firm (discussed above under the Proposal to Ratify the Selection of Independent Registered Public Accounting Firm (Item 4)), are compatible with maintaining the independence of the independent registered public accounting firm. The Audit Committee's pre-approval policies and procedures are discussed above under Item 4.

Notwithstanding the foregoing actions and the responsibilities set forth in the Audit Committee charter, the charter clarifies that it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate and in accordance with generally accepted accounting principles. Management is responsible for the Company's financial reporting process including its system of internal controls, and for the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States. The independent registered public accounting firm is responsible for expressing an opinion on those financial statements and on the effectiveness of internal control over financial reporting. Audit Committee members are not employees of the Company or accountants or auditors by profession. Therefore, the committee has relied, without independent verification, on management's representation that the financial statements have been prepared with integrity and objectivity and in conformity with accounting principles generally accepted in the United States, that the Company's internal controls over financial reporting were effective as of December 31, 2016 and on the representations of the independent registered public accounting firm included in their report on the Company's financial statements.

The Audit Committee held six (6) meetings in 2016 and met regularly with management and the independent and internal auditors, including private discussions conducted with the independent registered public accounting firm and the Company's internal auditors and received the communications described above. The Audit Committee has also established procedures for (a) the receipt, retention, investigation and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and (b) the confidential, anonymous submission by the Company's employees of concerns regarding questionable accounting or auditing matters. However, this oversight does not provide us with an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or policies, or appropriate internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, our considerations and discussions with management and the independent registered public accounting firm do not assure that the Company's financial statements are presented in accordance with generally accepted accounting principles or that the audit of the Company's financial statements has been carried out in accordance with generally accepted auditing standards.

The information contained in this report shall not be deemed to be "soliciting material" or to be "filed" with the SEC or subject to Regulation 14A or 14C or to the liabilities of Section 18 of the Exchange Act, nor shall such information be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that the Company specifically incorporates it by reference.

Respectfully submitted,

Audit Committee

William T. Van Kleef, Chairman
Lawrence R. Dickerson
S. James Nelson, Jr.
Christopher T. Seaver

SECURITY OWNERSHIP

The following table sets forth, as of March 15, 2017 (except as otherwise indicated), information regarding common stock beneficially owned by:

- each person we know to be the beneficial owner of more than five percent of our outstanding shares of common stock;
- each of our Named Executive Officers;
- each of our directors, including nominees; and
- all current directors and executive officers as a group.

To our knowledge, except as indicated in the footnotes to this table or as provided by applicable community property laws, the persons named in the table have sole voting and investment power with respect to the shares of common stock indicated.

Name and Address of Beneficial Owners (1)	Beneficial Ownership	
	Shares	Percentage (2)
FMR LLC (3) 245 Summer Street Boston, Massachusetts 02210	7,329,070	14.19%
BlackRock, Inc. (4) 55 East 52nd Street New York, NY 10055	5,346,700	10.35%
Dimensional Fund Advisors LP (5) Building One, 6300 Bee Cave Road Austin, Texas 78746	4,192,487	8.12%
Vanguard Group (6) 100 Vanguard Blvd Malvern, PA 19355	4,154,623	8.04%
AllianceBerstein L.P. (7) 1345 Avenue of the Americas New York, NY 10105	4,072,928	7.89%
Cindy B. Taylor (8)	528,538	1.02%
Lloyd A. Hajdik (8)	23,818	*
Christopher E. Cragg (8)	113,911	*
Lias J. Steen (8)	102,895	*
Philip S. Moses (8)	44,664	*
Lawrence R. Dickerson	8,097	*
S. James Nelson, Jr.	34,692	*
Mark G. Papa	31,774	*
Gary L. Rosenthal	18,692	*
Christopher T. Seaver	22,724	*
William T. Van Kleef	31,256	*
Stephen A. Wells	58,360	*
All directors and executive officers as a group (13 persons) (8)	1,019,421	1.97%

* Less than one percent.

(1) Unless otherwise indicated, the address of each beneficial owner is c/o Oil States International, Inc., Three Allen Center, 333 Clay Street, Suite 4620, Houston, Texas 77002.

(2) Based on total shares outstanding of 51,646,151 as of February 28, 2017.

(3) Based on a Schedule 13G-A (Amendment No. 14) filed on February 14, 2017 with the SEC pursuant to the Exchange Act, the shares reported represent the aggregated beneficial ownership by FMR LLC ("FMR") (together with its wholly-owned subsidiaries). FMR may be deemed to have sole voting power with respect to 314,785 shares and sole dispositive power with respect to 7,329,070 shares. FMR has no shared voting or dispositive power with respect to any of the shares shown.

(4) Based on a Schedule 13G-A (Amendment No. 8) filed on January 17, 2017 pursuant to the Exchange Act on, the shares reported represent the aggregate beneficial ownership by BlackRock, Inc. and certain of its affiliates. BlackRock, Inc. may be deemed to have sole voting power with respect to 5,231,383 shares and sole dispositive power with respect to 5,346,700 shares.

(5)   Based on a Schedule 13G filed on February 9, 2017 pursuant to the Exchange Act, the shares reported represent the aggregate beneficial ownership by Dimensional Fund Advisors LP. and certain of its affiliates. Dimensional Fund Advisors LP. may be deemed to have sole voting power with respect to 4,085,650 shares and sole dispositive power with respect to 4,192,487 shares.

(6)   Based on a Schedule 13G-A (Amendment No. 3) filed on February 10, 2017 with the SEC pursuant to the Exchange Act. The shares reported represent the aggregated beneficial ownership by the Vanguard Group. The Vanguard Group may be deemed to have the sole voting power with respect to 60,949 shares and sole dispositive power with respect to 4,090,428 shares and shared dispositive power with respect to 64,195 shares.

(7)   Based on a Schedule 13G filed on February 10, 2017 pursuant to the Exchange Act, the shares reported represent the aggregate beneficial ownership by AllianceBerstein L.P. and certain of its affiliates. AllianceBerstein L.P. may be deemed to have sole voting power with respect to 3,629,341 shares and sole dispositive power with respect to 4,037,582 shares and shared dispositive power with respect to 35,346 shares.

(8)   Includes shares that may be acquired within 60 days of February 28, 2017 through the exercise of options to purchase shares of our common stock as follows: Mrs. Taylor—111,961; Mr. Hajdik—11,863; Mr. Cragg—32,761; Mr. Steen—32,499; Mr. Moses—24,355; and all directors and executive officers combined—213,439.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires executive officers, directors and persons who own more than 10% of our common stock to file initial reports of ownership and changes in ownership with the SEC and the NYSE. Such persons are also required to furnish the Company with copies of all Section 16(a) reports they file. Based solely on our review of the copies of such reports received by us and representations from certain reporting persons, we believe that, during 2016, all of our executive officers, directors and beneficial owners of more than 10% of our common stock complied with all Section 16(a) filing requirements applicable to them.

RELATED PARTY DISCLOSURE

Ron Hickerson, Charles Moses and John Mundy (the brother-in-law, father and stepfather, respectively, of Philip S. Moses, an Executive Vice President of the Company) were employed by a subsidiary of the Company as a General Manager, Executive Advisor and Group Director-Finance, respectively, during 2016 and continue to be employed by us. These individuals are employed on an "at will" basis and compensated on the same basis as our other employees of similar function, seniority and responsibility without regard to their relationship with Philip S. Moses. These three individuals, none of whom resides with, is supported financially by, or is a direct report of Philip S. Moses, received aggregate compensation for services rendered in the above capacities totaling $637,151 (including the value of equity awards) during 2016.

INFORMATION ABOUT THE MEETING AND VOTING

SOLICITATION

The following information is furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Oil States International, Inc., a Delaware corporation, regarding matters to be voted on at the Annual Meeting of the Company, which will be held at Two Allen Center at 1200 Smith Street, 12th Floor (Forum Room), Houston, Texas, 77002, on the 9th day of May, 2017, at 9:00 a.m. central time, for the following purposes:

(1) To elect three (3) Class I members of the Board of Directors to serve until the 2020 Annual Meeting of Stockholders;

(2) To conduct an advisory vote to approve executive compensation;

(3) To conduct an advisory vote regarding frequency of future advisory votes on executive compensation;

(4) To ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the year ending December 31, 2017;

(5) To transact such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof.

If you are a stockholder of record, you may revoke your proxy at any time before it is exercised by: (1) sending a written statement revoking your proxy to William E. Maxwell, Oil States International, Inc., Three Allen Center, 333 Clay Street, Suite 4620, Houston, Texas 77002; (2) submitting a properly signed proxy with new voting instructions with a later date; or (3) voting in person at the Annual Meeting. If your shares are held in street name and you vote by proxy, you may change your vote by submitting new voting instructions to your bank, banker or nominee in accordance with the

entity's procedures. If you return your signed proxy to us before the Annual Meeting, we will vote your shares as you direct. If you do not specify on your proxy card how you want to vote your shares, we will vote them "FOR" the election of all nominees for director as set forth under "Item 1: Election of Directors" on page 10; "FOR" the approval of executive compensation set forth under "Item 2: Advisory Vote on Executive Compensation" on page 25; "FOR" a one year frequency with respect to the frequency of future advisory votes on executive compensation set forth under "Item 3: Advisory Vote Regarding Frequency of Future Advisory Votes on Executive Compensation" on page 26; and "FOR" the ratification of the appointment of Ernst & Young LLP as independent registered public accounting firm as set forth under "Item 4: Ratification of Appointment of Independent Registered Public Accounting Firm" on page 48. If any other business is brought before the meeting, any unspecified proxies will be voted in accordance with the judgment of the persons voting those shares.

The cost of soliciting proxies will be paid by the Company. In addition to the use of the mail, proxies may be solicited by the directors, officers and employees of the Company without additional compensation, by personal interview, telephone, telegram, or other means of electronic communication. Arrangements also may be made with brokerage firms and other custodians, dealers, banks and trustees, or their nominees who hold the voting securities of record, for sending proxy materials to beneficial owners. Upon request, the Company will reimburse the brokers, custodians, dealers, banks, or their nominees for their reasonable out-of-pocket expenses. In addition, the Company has retained Morrow Sodali LLC to assist in the solicitation of proxies for which the Company will pay an estimated fee of $8,000. Computershare, the Company's transfer agent, will serve as the inspector of election for the Annual Meeting.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting To Be Held on May 9, 2017

Pursuant to the "notice and access" rules adopted by the SEC we have elected to provide stockholders access to our proxy materials over the Internet. The approximate date on which this Proxy Statement, accompanying Notice of 2017 Annual Meeting of Stockholders and proxy card, and the Company's 2016 Annual Report on Form 10-K and the 2016 Annual Review are first being made available to stockholders at www.investorvote.com/OIS is March 24, 2017. The Notice will be sent to all of our stockholders as of the close of business on March 15, 2017 (the "Record Date"). The Notice includes instructions on how to access our proxy materials over the Internet and how to request a printed copy of these materials. In addition, by following the instructions in the Notice, stockholders may request to receive proxy materials in printed form by mail or electronically by e-mail on an ongoing basis.

Choosing to receive your future proxy materials by e-mail will save the Company the cost of printing and mailing documents to you and will reduce the impact of the Company's Annual Meetings of Stockholders on the environment. If you choose to receive future proxy materials by e-mail, you will receive an e-mail next year with instructions containing a link to those materials and a link to the proxy voting site. Your election to receive proxy materials by e-mail will remain in effect until you terminate it.

The Company's Annual Report on Form 10-K for the year ended December 31, 2016 filed with the SEC on February 17, 2017 is available to all stockholders entitled to vote at the Annual Meeting at www.investorvote.com/OIS but does not constitute a part of the proxy soliciting material.

This Proxy Statement and the form of proxy are first being made available to stockholders beginning March 24, 2017 at www.investorvote.com/OIS.

OUTSTANDING VOTING SECURITIES AND VOTING RIGHTS

Oil States International, Inc., a Delaware corporation, ("Company," "Oil States," "we," "us," and "our" refer to Oil States International, Inc. and its subsidiaries), has one outstanding class of security that entitle holders to vote at meetings of the Company's stockholders, its common stock, par value $.01 per share. Each share of common stock outstanding on the record date is entitled to one vote. Stockholders may not cumulate their votes. There are no matters that require a supermajority vote under our certificate of incorporation. Our by-laws permit amendment by a majority vote of stockholders.

The record date for the stockholders entitled to notice of and to vote at the Annual Meeting was the close of business on March 15, 2017. At the record date, 51,645,192 shares of common stock were outstanding and entitled to be voted at the Annual Meeting.

The presence, in person or by proxy, of the holders of a majority of the voting power of all outstanding shares of the Company entitled to vote generally in the election of directors is necessary to constitute a quorum at the Annual Meeting. If a quorum is not present, the stockholders entitled to vote who are present in person or by proxy at the Annual Meeting have the power to adjourn the Annual Meeting from time to time, without notice other than an announcement at the Annual Meeting, until a quorum is present. At any adjourned Annual Meeting at which a quorum is present, any business may be transacted that might have been transacted at the Annual Meeting as originally notified.

Directors will be elected by a plurality of the votes cast. However, in accordance with the Company's corporate governance guidelines, which were last amended on February 19, 2014, any director who does not receive a majority of votes cast in an uncontested election is required to tender his or her resignation for consideration by the Nominating & Corporate Governance Committee following certification of the stockholders vote. The Nominating & Corporate Governance Committee shall promptly consider the resignation offer and make a recommendation to the Board as to whether the resignation should be accepted. The Board will render its decision on the tendered resignation with the affected director abstaining. Ratification of the selection of the Company's independent registered public accounting firm and approval of the advisory vote on executive compensation each requires the affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to be voted at the Annual Meeting. An automated system that the Company's transfer agent administers will tabulate the votes. Brokers who hold shares in street name for customers are required to vote shares in accordance with instructions received from the beneficial owners. Under the applicable rules of the NYSE, brokers are permitted to vote on discretionary items if they have not received instructions from the beneficial owners, but they are not permitted to vote (a "broker non-vote") on non-discretionary items absent instructions from the beneficial owner. If you hold your shares in street name and you do not give voting instructions to your broker, pursuant to NYSE Rule 452, your broker will not be permitted to vote your shares with respect to "Item 1: Election of Directors", "Item 2: Advisory Vote on Executive Compensation," or "Item 3: Advisory Vote Regarding Freqency of Future Advisory Votes on Executive Compensation and your shares will be considered "broker non-votes" with respect to these proposals. If you are a street name stockholder, and you do not give voting instructions, your broker will nevertheless be entitled to vote your shares with respect to "Item 4: Ratification of Appointment of Independent Registered Public Accounting Firm" in the discretion of the broker. Abstentions occur when stockholders are present at the Annual Meeting but fail to vote or voluntarily withhold their vote for any of the matters upon which the stockholders are voting. Abstentions and broker non-votes will count in determining whether a quorum is present at the Annual Meeting. Both abstentions and broker non-votes will not have any effect on the outcome of voting on director elections. For purposes of voting on the ratification of the selection of the Company's independent registered public accounting firm, abstentions will have the same effect as a vote against the proposal. For purposes of the advisory vote on executive compensation, broker non-votes are not counted as votes with respect to the proposal and therefore will not affect the outcome of the vote on this proposal, and abstentions will have the same effect as a vote against the proposal.

A proxy in the accompanying form that is properly signed and returned will be voted at the Annual Meeting in accordance with the instructions on the proxy. Any properly executed proxy on which no contrary instructions have been indicated about a proposal will be voted as follows with respect to the proposal: FOR the election of the three persons named in this Proxy Statement as the Board of Directors' nominees for election to the Board of Directors; FOR the approval of the advisory vote on executive compensation; FOR the one year frequency with respect to the frequency of future advisory votes on executive compensation; FOR the ratification of the selection of Ernst & Young LLP as the Company's independent registered public accounting firm; and in accordance with the discretion of the holders of the proxy with respect to any other business that properly comes before the stockholders at the Annual Meeting. The Board of Directors knows of no matters, other than those previously stated, to be presented for consideration at the Annual Meeting. The persons named in the accompanying proxy statement may also, in their discretion, vote the proxy to adjourn the Annual Meeting from time to time.

STOCKHOLDERS SHARING THE SAME ADDRESS

The Company is sending only one copy of its proxy statement to stockholders who share the same address, unless they have notified the Company that they want to continue receiving multiple copies. This practice, known as "householding," is designed to reduce duplicate mailings and save significant printing and postage costs as well as natural resources.

If you received householded mailing this year and you would like to have additional copies of the Company's proxy statement mailed to you, or you would like to opt out of this practice for future mailings, please submit your request to the Secretary of the Company either orally or in writing to Three Allen Center, 333 Clay Street, Suite 4620, Houston, Texas 77002. You may also contact the Company if you received multiple copies of the Annual Meeting materials and would prefer to receive a single copy in the future.

STOCKHOLDER PROPOSALS

Stockholders interested in submitting a proposal for inclusion in our proxy materials and for presentation at the 2018 Annual Meeting of Stockholders must follow the procedures set forth in Rule 14a-8 under the Exchange Act, and any such proposal must be received by our Secretary no later than the close of business on November 28, 2017.

As more specifically provided for in our bylaws, in order for a nomination of persons for election to our Board or a proposal of business (other than pursuant to Rule 14a-8) to be properly brought before our Annual Meeting of Stockholders, it must be either specified in our notice of the meeting or otherwise brought before the meeting by or at the direction of our Board or by a stockholder of record at the time the notice was provided, who is entitled to vote at the meeting and who complies with the notice procedures set forth in our bylaws. A stockholder making a nomination for election to our Board or a proposal of business (other than pursuant to Rule 14a-8) for the 2018 Annual Meeting of Stockholders must deliver proper notice to our Secretary at least 120 days prior to the first anniversary date of Annual Meeting. In other words, for a stockholder nomination for election to our Board or a proposal of business to be considered at the 2018 Annual Meeting of Stockholders, it should be properly submitted to our Secretary no later than January 9, 2018

(provided, however, that in the event that the date of the 2018 Annual Meeting of Stockholders is more than 30 calendar days before or more than 30 calendar days after May 9, 2018, notice by the stockholder to be timely must be so delivered not later than the close of business on the later of (A) the 120th calendar day prior to the Annual Meeting or (B) the 10th calendar day following the calendar day on which public announcement of the date of the meeting is first made by us).

If we increase the number of directors to be elected at an Annual Meeting of Stockholders, and do not make a public announcement naming all of the nominees for director and specifying the size of the increased Board at least 120 days prior to the first anniversary of the preceding year's Annual Meeting of Stockholders, a stockholder's notice regarding the nominees for the new positions created by the increase will be considered timely, but only with respect to nominees for any new positions created by such increase, if it is delivered to our Secretary not later than the close of business on the 10th day following the day on which the public announcement is first made. Please see "Committees and Meetings—Nominating & Corporate Governance Committee" for information regarding the submission of director nominees by stockholders. No stockholder proposal was received for inclusion in this proxy statement.